P.E. 6/30/05

1-5397

Building *Momentum*





2005 ANNUAL REPORT

CONTENTS


05
8,499
04
7,755
03
7,147
02
7,004
01
6,854

TOTAL REVENUES
(Dollars in millions)

Building

Our Mission — to add value to our clients by making available a broad range of premier, mission-critical, cost-effective transaction processing and information-based business solutions in selected markets on a global basis.


05
04
03
02
01
1.79
1.56
1.75
1.51

DILUTED EPS

(In dollars)

The 2001 data reflects the pro forma impact relating to the July 1, 2001 adoption of Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization.

Momentum

(Dollars and shares in millions, except per share amounts) Years Ended June 30,	2005	2004	Change
Total revenues	**$8,499.1**	$7,754.9	10%
Net earnings	**$1,055.4**	$ 935.6	13%
Basic earnings per share	**$ 1.81**	$ 1.58	15%
Diluted earnings per share	**$ 1.79**	$ 1.56	15%
Cash dividends	**$ 352.7**	$ 319.6	10%
Cash dividends per share	**$ .6050**	$ .5400	12%
Basic weighted average shares outstanding	**583.2**	591.7	
Diluted weighted average shares outstanding	**590.0**	598.7	
Return on equity	**18.8%**	17.3%	
At year end:			
Cash, cash equivalents and marketable securities	**$2,119.1**	$2,092.5	
Working capital	**$1,640.4**	$ 993.2	
Total assets before funds held for clients	**$9,717.9**	$8,217.0	
Long-term debt	**$ 75.8**	$ 76.2	
Stockholders' equity	**$5,783.8**	$5,417.7	
Number of employees	**44,000**	42,000	


Employer Services
Brokerage Services*
Dealer Services
Claims Services
Other
*Includes Securities Clearing and Outsourcing Services


5%
1%
12%
21%
61%

PERCENTAGE OF REVENUES


4%
3%
9%
16%
68%

PERCENTAGE OF EARNINGS

BROKERAGE SERVICES

A leading provider of securities transaction processing services, desktop productivity applications, investor communications solutions, and clearing and operations outsourcing services to the financial services industry worldwide

MAJOR MARKETS
North America, Europe, Asia, and Australia

FY05 BUSINESS HIGHLIGHTS

- Processed an average of 1.5 million trades per day in major equities markets, a measure of volume-driven revenue
- Served the investor communications needs of approximately 13,000 U.S. publicly traded corporations and 450 mutual funds and annuity companies, on behalf of more than 850 brokerage firms and banks
- Acquired Bank of America's U.S. Clearing and BrokerDealer Services divisions and introduced Securities Clearing and Outsourcing Services, signing nine new broker-dealer clients to this new business
- Delivered approximately 37 million investor communications via the Internet, 60% more than last year
- Distributed nearly one billion pieces of investor communications materials, including proxy ballots covering more than 530 billion shares

DEALER SERVICES

A leading provider of integrated dealer management systems (DMS) and business solutions to automotive, heavy truck, motorcycle, marine and recreational vehicle retailers and manufacturers

MAJOR MARKETS
North America and Europe

FY05 BUSINESS HIGHLIGHTS

- Served more than 19,500 auto, heavy truck, motorcycle, marine, and recreational vehicle dealers
- Achieved milestones for both our w.e.b.Suite™*2000/2005* DMS and ASP Managed Services solution, surpassing 100,000 users on each system, at 2,200 and 2,600 dealer sites, respectively
- Increased our Customer Relationship Management (CRM) solution client base to over 770 sites — a 38% increase
- Acquired Tesoft Automoción, S.A., the largest DMS provider in Spain with over 1,500 clients in Spain, Portugal, and France
- Honored by Cisco Systems, Inc. as one of their highest-volume network and IP Telephony partners in the auto and truck retail markets

CLAIMS SERVICES

A leading international provider of integrated business solutions for companies in the property insurance, auto collision repair, and auto recycling industries

MAJOR MARKETS
North America, Europe, Asia, South America, and South Africa

FY05 BUSINESS HIGHLIGHTS

- Provided automated damage claims services to clients in 25 countries
- Performed more than 22 million auto damage claim estimates in North America and Europe
- Acquired a majority position in Audatex España, S.A., increasing our profile in the growing European market
- Began the expansion of the "beyond auto claims" services of our ABZ Group B.V. in the Netherlands into the United Kingdom, Germany, and Slovakia

ADP At A Glance

KEY DATA:

- → $8.5 billion in annual revenues
- → Approximately 590,000 clients worldwide
- → Strong market leadership in each of our core businesses
- → 44,000 ADP associates worldwide
- → Rated AAA and Aaa by Standard & Poor's and Moody's, respectively

EMPLOYER SERVICES

The leading provider of human resource information, payroll and benefit administration solutions, helping employers increase productivity, ensure regulatory compliance, improve employee retention, and control costs

MAJOR MARKETS

North America, Europe, Australia, Asia, and Brazil

FY05 BUSINESS HIGHLIGHTS

- Served over 50 million employees worldwide, including over 25% of all American workers, with a combination of payroll, benefits, and other standalone services
- Increased client retention half a percentage point over last year
- Paid 1-in-6 private sector workers in the United States and approximately 32 million people in 26 countries worldwide
- Grew our "beyond payroll" revenues 17%, expanding to 38% of total revenues in the United States
- Moved approximately $900 billion in tax, direct deposit, and related funds for our clients
- Increased average client funds balances 11%
- Signed our first GlobalView℠ outsourcing clients in Europe
- Grew new business sales in all market segments, with 12% growth in the United States and 13% worldwide, representing over $840 million of annualized recurring revenues anticipated from new orders

ES BUSINESSES

SMALL BUSINESS SERVICES (SBS)
Serves businesses with fewer than 50 employees

MAJOR ACCOUNTS SERVICES (MA)
Serves businesses with 50-999 employees

NATIONAL ACCOUNT SERVICES (NAS)
Serves businesses with 1,000 or more employees

FINANCIAL AND COMPLIANCE SERVICES
Provides employer-related tax services and electronic money movement services to all business segments of Employer Services, including SBS, MA, and NAS

BENEFIT SERVICES
Provides Health and Welfare, COBRA, FSA, 401(k) plan and other benefit administration solutions to all business segments of Employer Services, including SBS, MA, and NAS

ADP TOTALSOURCE® (Professional Employer Organization Services)
Assists small and mid-size businesses through co-employment with a suite of comprehensive employment administration outsourcing solutions, such as payroll, HR, compliance solutions, benefit administration, workers' compensation, and healthcare insurance coverage

COMPREHENSIVE OUTSOURCING SERVICES
Provides transaction processing capabilities to support the end-to-end payroll and HR business functions of larger companies

ES INTERNATIONAL SERVICES
Serves multinational and other clients outside the United States with payroll processing and HR administration services

BUILDING MOMENTUM AT ADP

Letter to Shareholders



Left: **Arthur F. Weinbach,**
Chairman & Chief Executive Officer

Right: **Gary C. Butler,**
President & Chief Operating Officer

REBOUND YEAR

Fiscal 2005 was a strong rebound year for ADP. We are back on a solid growth trend and are gaining momentum. In fiscal 2005, our revenues grew 10% to $8.5 billion and our earnings per share reached an all-time record level of $1.79 per share with 15% growth. We achieved these results while maintaining our ever more rare position as one of six AAA-rated U.S. industrial companies by the major rating agencies.

ADP has been a consistent growth company for many years. So, it is important to understand that our fiscal 2005 results are not a one-time event. The foundation for the future is solid. Our forecast for fiscal 2006 is for high single-digit growth to over $9 billion in annual revenues and earnings per share growth of 15%-20%, assuming stock compensation was expensed in fiscal 2005. Excluding stock compensation expense in both periods, we anticipate growth in earnings per share would have been 12%-15%.

"We have had excellent execution around the basics of our businesses. Client service levels and client retention rates reached new levels."

WHY ARE WE SO CONFIDENT?

We are confident about the near-term future for four primary reasons.

① The economic headwinds are diminishing, which helps us primarily in our Employer Services business. We see the results in increased sales, growth in pays per control (the number of employees on our clients' payrolls), fewer companies going out of business which helps client retention, and increased client funds balances on which we earn interest.

② Over the past two years we have had a sizeable increase in our investment in targeted growth initiatives, primarily benefiting our sales organizations and high-potential products and services. The timing of these investments turned out to be remarkably good given the economic rebound.

③ The Federal Reserve started to increase interest rates on June 30, 2004 and has now increased the rate ten times to a 3½% rate. Since our average daily balances of corporate and client funds exceed $15 billion, the increase in rates had a small but growing impact in fiscal 2005 and will have a greater impact in fiscal 2006.

④ We have had excellent execution around the basics of our businesses. Client service levels and client retention rates reached new levels. Sales (annualized recurring revenues from new orders) rebounded in our largest business, Employer Services, to double-digit growth levels reaching over $840 million. This is our first double-digit sales growth year since fiscal 2000. Our product and service offerings position us very well in virtually every market in which we compete. Associate longevity and retention remained at high levels and are the key to our excellent execution.

We are also excited about our longer-term strategies that are aimed at accelerating our revenue growth. We see opportunities for extending growth beyond the intrinsic growth of our markets and our ability to gain share by out-executing our competitors. There are four major areas of incremental focus.

① The BPO, or Business Process Outsourcing, market is a large additional opportunity. We have entered this market with our Comprehensive Outsourcing Services solution in Employer Services and Securities Clearing and Outsourcing Services in Brokerage. We plan to increase our investment and broaden our offerings.

② In our Employer Services business we expanded our alliance with SAP for a global human resource solution and we established an agreement with Microsoft which includes ADP Payroll as part of their thrust into the small business market (see pages 10 and 11 for further description). We will continue to seek major alliance opportunities with additional market-leading partners.

③ We will expand our global presence. While international expansion takes time and investment, we have proven that our business models can succeed throughout the world. We will both enter new countries and expand our investments in existing locations.

④ We will increase our emphasis on acquisitions, including a focus on transactions larger than our historical experience and entry into adjacent markets where we bring some important synergies.

CULTURE

At a recent management meeting, we tackled the issue of culture and highlighted several underlying "truths" in the ADP world. We thought we would share them with you.

① Increasing long-term shareholder value as our primary objective.

② Each client counts ... supported by World Class Service and Product Leadership.

③ Engaged associates drive results.

④ Uncompromising ethics and integrity.

⑤ Reputation is everything.

⑥ Trust in leadership.

While a discussion of each point would be too lengthy, we hope you understand the message.

FINANCIAL STRENGTH

ADP has a very strong financial position and cash flow.

- 90% recurring revenue.
- Cash flow from operations was strong at $1.4 billion and included $0.2 billion of net cash used for our new Securities Clearing and Outsourcing Services segment.
- We acquired over 14 million ADP shares for approximately $600 million.
- Cash and marketable securities at year-end were $2.1 billion.
- Long-term debt was very low at about $76 million.
- Return on equity grew to almost 19%.
- Our Board increased ADP's dividend 11% to $0.62 per share, the 30th consecutive year of dividend increases; over $350 million was returned to our shareholders in fiscal 2005.
- We are one of only six remaining AAA-rated U.S. industrial companies by the major rating agencies.

IMPORTANCE OF PEOPLE AND LEADERSHIP

Nothing is more important to ADP's continued success than our 44,000 associates around the globe who continually strive to provide quality products and world class service to our 590,000 clients. Our associates are exceptionally client-oriented, motivated, committed, and dedicated. They are the reason we win in the marketplace.

This year we announced the promotions of John Gleason, Regina Lee, Alan Sheiness, and Jan Siegmund to Corporate Officer in recognition of their important contributions to our success.

We also are very pleased to have added John Jones to our Board of Directors. John is currently the Chairman and CEO of Air Products and Chemicals.

Joe Califano, who has been a director of ADP since 1982, retired from the Board this year. We will miss Joe's valuable insights and many contributions.

"We are also excited about our longer-term strategies that are aimed at accelerating our revenue growth. We see opportunities for extending growth beyond the intrinsic growth of our markets and our ability to gain share by out-executing our competitors."

CLOSING

We are very proud of our results, the outstanding leadership of our executive team, and the contributions of our many associates. We are building momentum and are poised for a positive future. We thank each of you for your support and encouragement.

Arthur F. Weinbach,
Chairman & Chief Executive Officer

Gary C. Butler,
President & Chief Operating Officer

August 17, 2005

BUILDING MOMENTUM IN EMPLOYER SERVICES

End-to-End Solutions

Employer Services achieved incremental growth by providing market-leading HR, payroll, time and labor management, and benefit administration solutions to employers of every size. Our clients utilized more applications than in any previous year, and many have demonstrated their preference for a single-source relationship.


SOLUTION
1 Screening and Selection Services:
Increases the prospect of identifying the right candidates, reducing the risk of litigation, fraudulent workers' compensation claims, and overall new hire costs
SOLUTION
2 Time and Labor Management Solutions:
Reduces labor costs through an accurate accounting of employee time and efficient management of the workforce
SOLUTION
3 ADP Payroll℠:
Meets the payroll requirements of employers of virtually every size and type, and seamlessly enables the filing of payroll and other employment-related taxes
SOLUTION
4 Professional Employer Organization Services:
Delivers comprehensive payroll, HR, benefit administration, and compliance solutions through a co-employment arrangement with small and mid-size companies

Client Case Studies

CHALLENGE: Manage payroll, HR, and benefit administration needs without employing a professional support staff

ADP'S SOLUTION: Online administrative services from ADP's Professional Employer Organization (PEO). "A PEO relationship with ADP was the answer for us. I can go online to send my payroll and access HR and benefits information readily. We also get the guidance and assistance we need to keep compliant," notes June Peeples, Chief Financial Officer of Today American Management, a property management company.

CHALLENGE: Gain more timely access to information in order to better serve a growing client base

ADP'S SOLUTION: Secure, online access to accurate and timely client payroll data in advance of providing consultation and other services to clients. "For me, ADP is a big convenience tool. I can generate ADP reports online prior to visiting a client. This enables me to process the work efficiently, see more clients and serve them better," says CPA Steven Graubart, whose firm serves clients in the New York Metropolitan Area.

CHALLENGE: Reduce HR administrative costs and introduce new operating efficiencies, while offering employees more services

ADP'S SOLUTION: Comprehensive Outsourcing Services (COS). "Going with ADP's COS was a big win for us. We have tightened controls, added more services for our employees, created more efficient processes and cut our operating expenses by 30%," says Dan Wild, Chief Financial Officer of JT3 LLC, a provider of high-tech training, engineering and technical support to the aerospace industry.

CHALLENGE: Deploy a comprehensive and flexible solution to manage employer-related administration in a high-growth business environment

ADP'S SOLUTION: A Web-based business solution. "ADP provides us with payroll and HR services that are convenient, paperless and help us to stay regulatory-compliant, while our business has expanded into 32 states with more than 900 employees," says Mary Weber, Controller, Family First Mortgage Corp., a privately held provider of residential mortgages.



SOLUTION

5 **HR Administration Solutions:** Flexible solutions, including employee and manager self-service, that add incremental efficiency to the administration of the employer/employee relationship

SOLUTION

6 **Benefit Administration Solutions:** Integrated and standalone solutions for the enrollment and administration of COBRA, Health & Welfare, and Flexible Spending Accounts

SOLUTION

7 **Retirement Plan Services:** Provides recordkeeping for tax-advantaged programs for employers including: 401(k), Executive Deferred Compensation and 529 College Savings plans

Employer Services

Our most significant fiscal 2005 accomplishments include robust sales of time and labor management and Web-based payroll solutions, growth in our Professional Employer Organization, the continued success of our Comprehensive Outsourcing Services business, the introduction of hosted portal solutions, a strategic focus on product integration, and further expansion of our international footprint.

Employer Services leads the market as the service provider with the widest range of HR, payroll, time and labor management, and benefit administration solutions. We continue to focus on providing end-to-end integrated offerings that add value, expand opportunity, and create sustained growth.

TIME AND LABOR MANAGEMENT

Employers reduce risk and save time and money when ADP processes their payroll. They gain additional savings from our Time and Labor Management (TLM) Services, through automation of the time collection process and uniform application of rules and policies set by each employer and the government. All of our TLM services seamlessly interface with ADP payroll solutions.

This year, more employers across all market segments recognized the significant value of ADP's TLM solutions. We doubled our sales of ezLaborManager®, our Web-hosted TLM solution for small and mid-size employers. Sales of Enterprise eTIME™, our comprehensive Web-based solution for larger employers, increased over 45%.

PAYROLL VIA THE WEB

ADP's Web-based payroll solutions for businesses of virtually every size provide tremendous value, from convenient data access for employers and their employees to multiple output choices, such as printed paychecks and timely management reports. Strong sales of these solutions spanned all markets in the United States.

In addition, we entered into an agreement with Microsoft® Corporation to include ADP Payroll℠ in their Microsoft® Office Small Business Accounting 2006 product, available only in the U.S. ADP Payroll℠ is a brand new, integrated, "do-it-yourself" solution that will provide access to the traditional software market. Small business owners and accountants will be able to handle all aspects of the payroll function online, including payroll and payroll tax processing and filing. This is a significant opportunity for ADP to meet the needs of users who prefer self-service, leveraging a new distribution channel through Microsoft.

PROFESSIONAL EMPLOYER ORGANIZATION

TotalSource®, ADP's Professional Employer Organization (PEO), provides small and mid-size businesses with traditional and Web-based outsourcing solutions to reduce the complexities and costs related to employment and human resources. These services — provided through a co-employment relationship — include payroll and HR administration, regulatory and compliance management, safety and risk management, retirement plan services, workers' compensation and healthcare insurance coverage, and access to online HR tools and robust employee benefit packages that might otherwise be unavailable to a smaller employer.

This year, we remained the second-largest PEO in the United States, serving more than 4,800 clients and 113,000 worksite employees, growing sales over 20%.

COMPREHENSIVE OUTSOURCING SERVICES

Comprehensive Outsourcing Services (COS) – ADP's business process outsourcing solution – provides large companies with the ability to offload administrative burden and reduce costs by fully outsourcing their payroll, TLM, and payroll, HR, and benefit administration, as well as related compliance functions to ADP. Bundling of services to COS clients creates a source of long-term, recurring revenue with increased revenue per client and higher client retention compared to traditional payroll.

ADP's powerful brand awareness has helped our COS business to gain traction, serving approximately 190,000 employees across a diversity of businesses and industries in the United States.

HOSTED SOLUTIONS

Pressure on employers to reduce HR and benefit administration costs presents a valuable new opportunity for ADP's hosted solutions for employers. Hosting makes outsourcing payroll, HR, and benefit administration more attractive to the broader market because it relieves employers of the considerable expense of system maintenance, upgrades, and hardware costs. Instead, ADP assumes those responsibilities.

PRODUCT INTEGRATION

More businesses are looking to ADP for integrated solutions with a single sign-on, common look and feel, and more self-service capabilities. We engaged our product and development groups in an intensive integration effort, resulting in Employer Services (ES) Portal Solutions.

ES Portal Solutions uses Web technology to integrate data and create an online self-service environment for our clients and their employees, providing them with real-time access to the information they need. For example, employees can view and update personal information and benefits elections via the portal, and managers can conduct performance reviews online. Clients benefit from streamlined HR operations and, among other things, hard-dollar savings on personal data management, and paper and printing costs.

As we continue to expand its integrated capabilities, we expect ES Portal Solutions to help us accelerate our growth through increased client satisfaction and retention, greater competitive advantage over other service providers, better penetration of the in-house market, and increased revenue per client.

INTERNATIONAL GROWTH AND OPPORTUNITY

While we already serve multinational companies and other firms in 25 countries around the world, the payroll and HR services market outside the United States remains a huge, largely unpenetrated, growth opportunity.

ADP, with a dedicated business to serve the needs of employers in the international marketplace, is favorably positioned to expand our worldwide footprint. Similar to our COS offering in the United States, ES International provides bundled Payroll and HR Managed Services based upon our local best-of-breed payroll and HR administration solutions, and on our GlobalView℠ solution. GlobalView℠ enables end-to-end, standardized payroll processing and HR across multiple countries on a single platform.

GlobalView℠ is built on mySAP™ ERP Human Capital Management and the SAP NetWeaver™ platform, and is offered through ADP's global alliance with SAP, which began in the Asia Pacific market in 2001.

BUILDING MOMENTUM IN BROKERAGE SERVICES

Enhanced Solutions

Our solutions met the demand of increased growth in mutual fund activity and a greater preference for electronic distribution of shareholder communications, and included a new offering — securities clearing and operations outsourcing for the broker-dealer market.

Client Case Studies

CHALLENGE: Replace proprietary and vendor transaction processing systems with a streamlined single solution

ADP'S SOLUTION: The integrated back-office platform of ADP Brokerage Processing Services. "We are delighted with the seamless conversion process," says Richard Taylor, Executive Vice President, Head of Global Operations of E*TRADE FINANCIAL. "ADP's platform enables us to centralize our securities processing with a single vendor, and should yield significant cost savings."

CHALLENGE: Continue to print, distribute, and archive customer statements and confirmations in a reliable, scalable, and cost-effective way

ADP'S SOLUTION: ADP Investor Communications. "The proven technology and efficient processes offered by ADP help us to communicate and archive statements and confirms in a very accurate, timely, and transparent way," says Jack Quinn, Senior Vice President, Operations of A.G. Edwards, a full-service national brokerage firm.

With our acquisition of the U.S. Clearing and BrokerDealer Services divisions of Bank of America, we launched an innovative business process outsourcing (BPO) initiative to serve more firms in the financial services marketplace with a broader array of services. Our BPO strategy is based upon a comprehensive, three-tier service offering: back-office service bureau; back-office operations outsourcing; and clearing services in which broker-dealers clear through ADP on a fully disclosed basis and use ADP's capital to finance trade clearance. This unique bundling of offerings positions us as the premier, end-to-end solution for both retail and institutional businesses in the financial services industry.

As the leading provider of investor communications and proxy voting services, ADP also helps thousands of public companies and mutual funds communicate and conduct business with their shareholders using processes that are efficient, accurate, reliable, and transparent. Our effective utilization of technology minimizes the cost of regulatory compliance for issuers, while providing investors with the capability to conveniently and confidently vote their shares. ADP's infrastructure and scale enables clients to benefit from high-quality, cost-effective solutions.


SOLUTION
1 Brokerage Productivity Tools:
Browser-based desktop tools that increase the productivity of brokers, financial consultants, and back-office personnel
SOLUTION
2 Transaction Processing:
Global order entry, trade processing, and settlement, enabling firms to trade virtually any instrument in any market at any time
SOLUTION
3 Operations Outsourcing:
The business process outsourcing solution that allows clients to outsource back-office functions, leveraging ADP's economies of scale while maintaining their ability to independently finance and capitalize their businesses
SOLUTION
4 Global Processing Solution:
A single platform featuring a comprehensive product set that allows firms to outsource their transaction processing worldwide
SOLUTION
5 Investor Communications Services:
Provides electronic delivery, statements, confirmations, fulfillment, content management, imaging, archival, and workflow; proxy distribution and vote processing, corporate actions, and other shareholder services
SOLUTION
6 Clearing:
Enables clients to outsource their entire back-office function to ADP — from order entry to settlement and custody — while using ADP's capital to finance trade or security clearance

Single-Source Provider

With the application of advanced, Web-based technologies, we added greater flexibility and value to our leading, integrated solutions for vehicle retailers of every size, as well as manufacturers.

Client Case Study

CHALLENGE: Eliminate the costly inefficiencies of operating more than one computerized dealer management system (DMS) in a multi-brand, multi-state enterprise

ADP'S SOLUTION: One DMS from a single-source provider. "We were constantly struggling to assimilate data from different systems. With ADP we get consistent reporting, quicker access to the data we need and individualized attention for our multiple locations," says Daniel Mattox, Vice President of V.T., Inc., operator of 64 vehicle dealerships in 11 states.

ADP's Network Phone IP telephony solution creates a single network for voice and data communications, integrating a dealer's Customer Relationship Management (CRM) and core DMS applications.

Our Web-based F&I (Finance and Insurance) eForms Library enables dealers to efficiently download and produce laser-printed, professional-grade documents, streamlining the sales and finance experience for their customers.

The marketplace responds to leading solutions. This year, seven of the ten largest consolidators opted to engage a single-source DMS provider. Six chose ADP.


SOLUTION
1 ADP's Executive Desktop:
Enables dealers to view and access information from all departments on a single screen in order to make better business decisions
SOLUTION
2 Customer Relationship Management Tools:
Help dealers to attract and retain more customers and increase customer satisfaction scores

SOLUTION

① **Collision Repair Management:** Comprehensive solutions for estimating, reporting, and auditing that enable repair shop managers to provide accurate and timely repair estimates and focus on repairing more vehicles

SOLUTION

② **Insurance Claims Management:** An end-to-end claims management solution that helps insurance carriers provide better service to their clients through improved operational efficiency by streamlining workflow, reducing cycle times, and improving exception handling, while enhancing process control


AUTO BODY SH

BUILDING MOMENTUM IN CLAIMS SERVICES

Beyond Estimatics

Introducing new value-added services in existing markets and expanding into new geographies helped to provide a platform for growth.

Client Case Study

CHALLENGE: **Accelerate insurance claims payments to improve the cash flow of collision repair centers**

ADP'S SOLUTION: Streamline the invoice approval process for repair work, and enable shops to track and receive insurance carrier payments online. "ADP's Payments Solution, on average, can improve a repair shop's accounts receivable by up to twenty days," notes Erick Bickett, Founder and CEO of Fix Auto, Inc., the largest network of independent collision repair centers in North America.

This year, we introduced our automated damage estimatics solution in India, one of the fastest-growing markets for these services. We also expanded our automated damage claims business into Russia, Ukraine and Spain, and now serve clients in 25 countries worldwide, including the United States and Canada.

In established markets, we are expanding our focus from providing damage estimatics to automated claims management to provide end-to-end claims services that add value upstream and downstream from the calculation.

Selected Financial Data

(In millions, except per share amounts)

Years Ended June 30,	2005	2004	2003	2002	2001
Total revenues	$ 8,499.1	$ 7,754.9	$ 7,147.0	$ 7,004.3	$ 6,853.7
Earnings before income taxes	$ 1,677.9	$ 1,494.5	$ 1,645.2	$ 1,787.0	$ 1,525.0
Net earnings	$ 1,055.4	$ 935.6	$ 1,018.2	$ 1,100.8	$ 924.7
Pro forma net earnings*					$ 971.7
Basic earnings per share	$ 1.81	$ 1.58	$ 1.70	$ 1.78	$ 1.47
Diluted earnings per share	$ 1.79	$ 1.56	$ 1.68	$ 1.75	$ 1.44
Pro forma basic earnings per share*					$ 1.54
Pro forma diluted earnings per share*					$ 1.51
Basic weighted average shares outstanding	583.2	591.7	600.1	618.9	629.0
Diluted weighted average shares outstanding	590.0	598.7	605.9	630.6	646.0
Cash dividends per share	$ .6050	$ .5400	$ .4750	$ .4475	$ .3950
Return on equity	18.8%	17.3%	19.4%	22.4%	19.9%
At year end:					
Cash, cash equivalents and marketable securities	$ 2,119.1	$ 2,092.5	$ 2,344.3	$ 2,749.6	$ 2,597.0
Working capital	$ 1,640.4	$ 993.2	$ 1,676.7	$ 1,406.2	$ 1,747.2
Total assets before funds held for clients	$ 9,717.9	$ 8,217.0	$ 8,025.9	$ 7,051.3	$ 6,550.0
Total assets	$27,615.4	$21,120.6	$19,833.7	$18,276.5	$17,889.1
Long-term debt	$ 75.8	$ 76.2	$ 84.7	$ 90.6	$ 110.2
Stockholders' equity	$ 5,783.8	$ 5,417.7	$ 5,371.5	$ 5,114.2	$ 4,701.0

* Pro forma net earnings and earnings per share reflect the impact relating to the July 1, 2001 adoption of Statement of Financial Accounting Standards No. 142, which eliminated goodwill amortization.

See notes to consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

(Tabular dollars in millions, except per share amounts)

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Automatic Data Processing, Inc. ("ADP" or the "Company") provides technology-based outsourcing solutions to employers, the brokerage and financial services community and vehicle retailers and manufacturers. The Company's reportable segments are: Employer Services, Brokerage Services, Dealer Services, and Securities Clearing and Outsourcing Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of human resource ("HR") information, payroll processing and benefit administration products and services, including traditional and Web-based outsourcing solutions, that assist over 518,000 employers in the United Sates, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services categorizes its services between traditional payroll and payroll tax and "beyond payroll." The traditional payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents the products that extend beyond the traditional payroll and payroll tax filing services, such as the Professional Employer Organization ("PEO") business, TotalPay®, Time and Labor Management, and benefit and retirement administration. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services, and to employees of payroll services clients.

Brokerage Services

Brokerage Services provides transaction processing services, desktop productivity applications and investor communications services to the financial services industry worldwide. Brokerage Services' products and services include: (i) global order entry, trade processing and settlement systems that enable firms to trade virtually any financial instrument, in any market, at any time; (ii) full-service investor communications services including: electronic delivery and Web solutions; workflow services; financial, offset, and on-demand printing; proxy distribution and vote processing; householding; regulatory mailings; fulfillment; and customized communications; (iii) automated, browser-based desktop productivity tools for financial consultants and back-office personnel; and (iv) integrated delivery of multiple products and services through ADP's Global Processing Solution.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and business solutions to automotive, heavy truck and powersports (*i.e.*, motorcycle, marine and recreational) vehicle retailers and manufacturers throughout North America and Europe. More than 19,500 automotive, heavy truck and powersports dealers use our DMS, other software-based solutions, networking solutions, data integration, consulting and/or marketing services.

Securities Clearing and Outsourcing Services

On November 1, 2004, the Company acquired the U.S. Clearing and BrokerDealer Services divisions of Bank of America Corporation ("U.S. Clearing and BrokerDealer Business"), which provides third-party clearing operations, and formed the Securities Clearing and Outsourcing Services segment to report the results of the acquired business. The Securities Clearing and Outsourcing Services segment provides execution, clearing, and customer financing (such as margin lending), securities borrowing to facilitate customer short sales, and outsourcing services for a variety of clearing and custody-related functions. Our clients engage in either the retail or institutional brokerage business.

EXECUTIVE OVERVIEW

Consolidated revenues in fiscal 2005 grew 10%, to $8,499.1 million, as compared to $7,754.9 million in fiscal 2004. Earnings before income taxes and net earnings increased 12% and 13%, respectively. Diluted earnings per share of $1.79 increased 15% from $1.56 per share in fiscal 2004 on fewer shares outstanding. During fiscal 2005, we acquired 14.1 million of our shares for treasury for $591.4 million. Operating cash flows were $1,433.4 million in fiscal 2005 as compared to $1,385.4 million in fiscal 2004, and cash and marketable securities were $2,119.1 million at June 30, 2005.

We had an excellent fiscal year that surpassed our expectations. Employer Services' revenues grew 8% for fiscal 2005. We credit Employer Services with interest revenues at a standard rate of 4.5%; therefore Employer Services' results are not influenced by changes in interest rates. During fiscal 2005, Employer Services grew average client funds balances 11% as a result of new business and growth in our existing client base. This resulted in an increase of interest revenues within Employer Services, which accounted for approximately 1% growth in Employer Services' revenues as compared to fiscal 2004. The key metrics in Employer Services were the strongest they have been in five years. New business sales growth was 13% and all market segments achieved double-digit growth, resulting in about $840 million of annualized recurring revenues anticipated from new orders. The number of employees on our clients' payrolls, "pays per control," increased in all market segments with nearly 2% overall growth in the United States, and client retention improved by 0.5 percentage points over last year's record level. Brokerage Services' revenues grew 5% for the fiscal year. Revenue growth was primarily from our investor communications business as the volume of pieces delivered increased 15%, driven by an increase in mutual fund meetings and special communications, as well as 6% stock record growth. Back-office average trades per day increased 7% for the fiscal year, but the volume increase was offset by a decline in average revenue per trade of 10%. Dealer Services' revenues grew 10% for fiscal 2005 due to the growth of our key products and the effect of acquisitions. Securities Clearing and Outsourcing Services' revenues were $61.5 million since its acquisition in November 2004, which was in line with our expectations.

As of July 1, 2005, using the modified prospective method, we adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, which requires the expensing of our stock compensation programs. The impact of adopting SFAS No. 123R is expected to lower earnings per share by $0.18 to $0.19 in fiscal 2006 and would have lowered earnings per share in fiscal 2005 by $0.22. The lower dilution anticipated in fiscal 2006 is primarily driven by the reduction in the number of options granted to associates, which began in fiscal 2005.

Our fiscal 2006 guidance is high single-digit revenue growth and earnings per share growth of 15% to 20%, assuming stock compensation was expensed in fiscal 2005. Excluding stock compensation expense in both periods, we anticipate growth in earnings per share would have been 12% to 15%.

Our fiscal 2006 earnings per share ("EPS") guidance is summarized as follows:

Years Ended June 30,	2005	2006 (F)	Year-Over-Year Growth (F)
Diluted EPS, as reported	$1.79		
Less: Pro forma EPS impact of stock compensation expense	0.22		
Diluted EPS, assuming stock compensation expensed in both periods	$1.57(P)	$1.81-$1.88	15%-20%
Diluted EPS, assuming stock compensation not expensed in either period	$1.79	$2.00-$2.06(P)	12%-15%

(F) Forecast (P) Pro forma

Our plans reflect strong momentum in Employer Services, with about 9% revenue growth, double-digit new business sales growth (annualized recurring revenue from new orders) and continued improvement in client retention. Within both Brokerage Services and Dealer Services, our revenue forecast is in the mid single-digit growth range. We are anticipating at least 1% margin improvement in each of our businesses. Our consolidated revenue for interest earned on client funds is anticipated to grow over 20% to approximately $500 million. Our forecast is based on an improvement of over 30 basis points in the overall yield in the client funds portfolio, which is expected to contribute about $40 million in fiscal 2006, and expected growth of 9% in client funds balances due to the growth in net new business and intrinsic growth from our existing clients.

RESULTS OF OPERATIONS

ANALYSIS OF CONSOLIDATED OPERATIONS

	Years Ended June 30,			Change		
	2005	2004	2003	2005	2004	2003
Total revenues	$8,499.1	$7,754.9	$7,147.0	10%	9%	2%
Total expenses	$6,821.2	$6,260.4	$5,501.8	9%	14%	5%
Earnings before income taxes	$1,677.9	$1,494.5	$1,645.2	12%	(9)%	(8)%
Margin	19.7%	19.3%	23.0%			
Provision for income taxes	$ 622.5	$ 558.9	$ 627.0	11%	(11)%	(9)%
Effective tax rate	37.1%	37.4%	38.1%			
Net earnings	$1,055.4	$ 935.6	$1,018.2	13%	(8)%	(8)%
Diluted earnings per share	$ 1.79	$ 1.56	$ 1.68	15%	(7)%	(4)%

Fiscal 2005 Compared to Fiscal 2004

Revenues

Our consolidated revenues for fiscal 2005 grew 10%, to $8,499.1 million, as compared to the prior fiscal year primarily due to increases in Employer Services of 8%, or $387.0 million, to $5,199.9 million, Brokerage Services of 5%, or $83.8 million, to $1,749.8 million, Dealer Services of 10%, or $90.0 million, to $979.8 million, as well as $61.5 million from our Securities Clearing and Outsourcing Services segment. Our consolidated revenues, excluding the impact of acquisitions and divestitures, grew 9% in fiscal 2005 as compared to the prior fiscal year. Revenue growth for fiscal 2005 was also favorably impacted by $113.2 million, or 1.5%, due to fluctuations in foreign currency exchange rates.

Our consolidated revenues for fiscal 2005 include interest on funds held for Employer Services' clients of $421.4 million, as compared to $355.4 million in the prior fiscal year. The increase in the consolidated interest earned on funds held for Employer Services' clients was primarily due to the increase of 11% in our average client funds balances in fiscal 2005 to $12.3 billion as a result of Employer Services' new business and growth in our existing client base. We credit Employer Services with interest revenues at a standard rate of 4.5%; therefore Employer Services' results are not influenced by changes in interest rates. The difference between the 4.5% standard rate allocation to Employer Services and the actual interest earned is a reconciling item that reduces revenues by $126.4 million and $140.5 million in fiscal 2005 and 2004, respectively, to eliminate this allocation in consolidation.

Expenses

Our consolidated expenses for fiscal 2005 increased by $560.8 million, from $6,260.4 million to $6,821.2 million. The increase in our consolidated expenses is primarily due to the increase in operating expenses associated with the growth of our revenues, including the additional expenses associated with acquisitions. In addition, consolidated expenses increased by $92.0 million, or 1.5%, due to fluctuations in foreign currency exchange rates. Our consolidated expenses did not increase comparably with our revenue primarily due to the leveraging of our increasing revenues within our Employer Services and Brokerage Services businesses. Operating expenses increased by $444.1 million, or 13%, primarily due to the increase in operating personnel to support the revenue growth. In addition, our operating expenses grew at a faster rate than revenue primarily due to the higher growth rates of our PEO business and investor communications activity, which both have pass-through costs. The pass-through costs for these two services were $999.6 million in fiscal 2005, as compared to $862.6 million in fiscal 2004. Selling, general and administrative expenses increased by $53.8 million, to $1,957.1 million, primarily due to the increase in sales personnel in our Employer Services and Dealer Services businesses to support the revenue growth. Systems development and programming costs increased by $42.9 million, to $624.1 million, due to continued investments in sustaining our products, primarily in our Employer Services business, and the maintenance of our existing technology throughout all of our businesses. In addition, other income, net decreased $22.4 million primarily due to the increase in interest expense of $16.3 million, which resulted from higher interest rates on our short-term financing arrangements and an increase of $20.9 million in net realized losses on our available-for-sale securities.

Earnings Before Income Taxes

Earnings before income taxes increased by $183.4 million, or 12%, to $1,677.9 million during fiscal 2005 due to the increase in revenues and expenses discussed above.

Provision for Income Taxes

Our effective tax rate for fiscal 2005 was 37.1%, as compared to 37.4% for fiscal 2004. The decrease in the effective tax rate was primarily attributable to a favorable mix in income among tax jurisdictions.

Net Earnings

Net earnings for fiscal 2005 increased by 13%, to $1,055.4 million, from $935.6 million, and the related diluted earnings per share increased 15%, to $1.79. The increase in net earnings for fiscal 2005 reflects the increase in earnings before income taxes and the impact of the lower effective tax rate. The increase in diluted earnings per share for fiscal 2005 reflects the increase in net earnings and the impact of fewer shares outstanding due to the repurchase of 14.1 million shares during fiscal 2005 and 15.8 million shares during fiscal 2004.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Our consolidated revenues for fiscal 2004 grew 9%, to $7,754.9 million, primarily due to increases in Employer Services of 10%, to $4,812.9 million, Brokerage Services of 3%, to $1,666.0 million, and Dealer Services of 9%, to $889.8 million. Our consolidated revenues, excluding the impact of acquisitions and divestitures, grew 6% in fiscal 2004 as compared to the prior fiscal year. Revenue growth for fiscal 2004 was also favorably impacted by $144.1 million, or 2%, due to fluctuations in foreign currency exchange rates.

Our fiscal 2004 consolidated revenues include interest on funds held for Employer Services' clients of $355.4 million, as compared to $368.7 million in fiscal 2003. The decrease in the consolidated interest earned on funds held for Employer Services' clients was primarily due to the decrease in interest rates in fiscal 2004, offset by the increase of 24% in our average client funds balances in fiscal 2004 to $11.1 billion. We credit Employer Services with interest revenues at a standard rate of 4.5%; therefore Employer Services' results are not influenced by changes in interest rates. The difference between the 4.5% standard rate allocation to Employer Services and the actual interest earned was a reconciling item that reduced revenues by $140.5 million and $41.2 million in fiscal 2004 and 2003, respectively, to eliminate this allocation in consolidation.

Expenses

Our consolidated expenses for fiscal 2004 increased by $758.6 million, from $5,501.8 million to $6,260.4 million. The increase in our consolidated expenses was primarily due to the increase in operating expenses associated with the growth of our revenues, including the additional expenses related to acquisitions, and expenses relating to our incremental investments of $170.4 million. The incremental investments were targeted at revenue growth opportunities as well as costs to scale back or exit lower growth areas. These expenses consisted primarily of $45.0 million of Employer of Choice initiatives (mostly associate compensation), $35.1 million of expenses relating to our salesforce (mostly additional salesforce, training, sales meetings and marketing expenses), $30.4 million of severance and facility exit costs, and expenses relating to maintaining our products and services. In addition, consolidated expenses increased by $114.9 million, or 2%, due to fluctuations in foreign currency exchange rates. Operating expenses increased by $428.7 million, or 14%, primarily due to the increase in consolidated revenues. Selling, general and administrative expenses increased by $145.0 million, to $1,903.3 million, primarily due to the additional compensation expenses incurred relating to our Employer of Choice initiatives and the additional salesforce added during fiscal 2004. Systems development and programming costs increased by $82.0 million, to $581.2 million, due to continued investments in sustaining our products, primarily in our Employer Services business, and the maintenance of our existing technology throughout all of our businesses. Depreciation and amortization expenses increased by $32.1 million, to $306.8 million, due to an increase in amortization of intangible assets primarily from the increase in software licenses acquired with our fiscal 2004 and fiscal 2003 acquisitions. In addition, other income, net decreased $70.8 million due to a decline in interest income on corporate funds of $39.5 million resulting from lower investment yields and the net realized losses of $7.6 million in fiscal 2004, as compared to the net realized gains of $29.5 million in fiscal 2003 on our available-for-sale securities.

Earnings Before Income Taxes

Earnings before income taxes decreased by $150.7 million, or 9%, to $1,494.5 million for fiscal 2004 primarily due to the investment spending relating to our Employer of Choice initiatives, investments in our salesforce and costs to sustain our products and services, which impacted all of our business segments, the integration of certain fiscal 2003 acquisitions, and a decrease in investment income on funds held for Employer Services' clients and corporate funds of $90.0 million, primarily due to the lower interest rates during fiscal 2004.

Provision for Income Taxes

Our effective tax rate for fiscal 2004 was 37.4%, as compared to 38.1% for fiscal 2003. The decrease in the effective tax rate was attributable to a favorable mix in income among tax jurisdictions and favorable settlements of state income tax examinations.

Net Earnings

Fiscal 2004 net earnings decreased 8%, to $935.6 million, from $1,018.2 million and the related diluted earnings per share decreased 7%, to $1.56. The decrease in net earnings reflects the decrease in earnings before income taxes, slightly offset by a lower effective tax rate. The decrease in diluted earnings per share reflects the decrease in net earnings, partially offset by fewer shares outstanding due to the repurchase of 15.8 million shares in fiscal 2004 and 27.4 million shares in fiscal 2003.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

	Years Ended June 30,			Change		
	2005	2004	2003	**2005**	2004	2003
Employer Services	**$5,199.9**	$4,812.9	$4,393.6	**8%**	10%	5%
Brokerage Services	**1,749.8**	1,666.0	1,611.9	**5**	3	(9)
Dealer Services	**979.8**	889.8	814.1	**10**	9	11
Securities Clearing and Outsourcing Services	**61.5**	—	—	—	—	—
Other	**481.8**	477.5	461.9	**1**	3	—
Reconciling items:						
Foreign exchange	**152.7**	49.2	(93.3)	—	—	—
Client funds interest	**(126.4)**	(140.5)	(41.2)	—	—	—
Total revenues	**$8,499.1**	$7,754.9	$7,147.0	**10%**	9%	2%

Earnings Before Income Taxes

	Years Ended June 30,			Change		
	2005	2004	2003	**2005**	2004	2003
Employer Services	**$1,143.8**	$ 994.1	$1,070.0	**15%**	(7)%	8%
Brokerage Services	**294.3**	244.6	232.0	**20**	5	(35)
Dealer Services	**142.8**	143.4	135.7	—	6	14
Securities Clearing and Outsourcing Services	**(23.6)**	—	—	—	—	—
Other	**73.1**	111.4	153.8	**(34)**	(28)	(11)
Reconciling items:						
Foreign exchange	**29.4**	7.2	(14.1)	—	—	—
Client funds interest	**(126.4)**	(140.5)	(41.2)	—	—	—
Cost of capital charge	**144.5**	134.3	109.0	—	—	—
Total earnings before income taxes	**$1,677.9**	$1,494.5	$1,645.2	**12%**	(9)%	(8)%

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. As a result, various income and expense items, including certain non-recurring gains and losses, are recorded at the corporate level.

The fiscal 2004 and 2003 reportable segments' revenues and earnings before income taxes have been adjusted to reflect updated fiscal 2005 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings before income taxes in order to eliminate the adjustment in consolidation.

In addition, Employer Services' fiscal 2003 revenues and earnings before income taxes were adjusted to include interest income earned on funds held for Employer Services' clients at a standard rate of 4.5%. Prior to fiscal 2004, Employer Services was credited with interest earned on client funds at 6.0%. Given the decline in interest rates, the standard rate was changed to 4.5%. This allocation is made for management reasons so that the Employer Services' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings before income taxes to eliminate the allocation in consolidation.

The reportable segments' results also include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings before income taxes to eliminate the charge in consolidation.

Employer Services

Fiscal 2005 Compared to Fiscal 2004

Revenues

Employer Services' revenues increased 8% in fiscal 2005 as compared to fiscal 2004 primarily due to new business started in fiscal 2005, a pricing increase of approximately 2%, an increase in the number of employees on our clients' payrolls in the United States, strong client retention, and an increase in client funds balances. Internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was approximately 8% for fiscal 2005. New business sales, which represents the annualized recurring revenues anticipated from sales orders to new and existing clients, grew 13% to approximately $840 million for fiscal 2005 due to the increased growth in the salesforce and its productivity. The number of employees on our clients' payrolls, "pays per control," increased approximately 1.9% for fiscal 2005 in the United States. This employment metric is based upon actual results of over 125,000 payrolls across a broad range of U.S. geographies ranging from small to very large businesses. Our client retention in the United States improved by 0.5 percentage points from the record retention levels in fiscal 2004 primarily due to our continued investment and commitment to client service.

Interest income was credited to Employer Services at a standard rate of 4.5% so the results of the business were not influenced by changes in interest rates. In fiscal 2005, interest income increased due to the growth in the average client funds balances as a result of increased Employer Services' new business and growth in our existing client base as compared to fiscal 2004. The average client funds balance was $12.3 billion during fiscal 2005 as compared to $11.1 billion for the prior fiscal year, representing an increase of 11% for fiscal 2005.

Revenues from our "beyond payroll" products continued to grow at a faster rate than the traditional payroll and payroll tax revenues. Our Professional Employer Organization ("PEO") revenues grew 24%, to $577.0 million, during fiscal 2005 primarily due to 21% growth in the number of PEO worksite employees and additional pass-through benefits. In addition, "beyond payroll" revenues grew due to a 13% increase in revenues from our TotalPay® Services and a 22% increase in revenues from our Time and Labor Management Services, both due to the increase in the number of clients utilizing these services.

Earnings Before Income Taxes

Earnings before income taxes increased 15%, from $994.1 million to $1,143.8 million, for fiscal 2005 primarily due to the increase in revenues. Our operating expenses and selling, general and administrative expenses increased due to the increase in operating and sales personnel to support the revenue growth. In addition, the increase in operating expenses exceeded our revenue growth due to the higher growth in our PEO business, which includes pass-through costs associated with the services. Our PEO revenues grew 24%, to $577.0 million, and pass-through operating expenses related to benefits and workers' compensation costs grew 25% to $424.9 million, in fiscal 2005. The increase in PEO operating expenses was partially offset by efficiencies of scale in operating expenses in our Employer Services business. Our systems development and programming costs increased due to the continued maintenance of our products and services to comply with statutory requirements and to support our revenue growth. Our total expenses at Employer Services did not increase comparably with our revenue primarily due to the leveraging of our increasing revenues, which has resulted in improved margins for our services. This was primarily due to the increase in the efficiency of our sales personnel, which resulted in a decline of our selling expenses as a percentage of new business sales in fiscal 2005 as compared to fiscal 2004.

In addition, earnings before income taxes increased approximately $17.1 million during fiscal 2005 as a result of the completion of the integration of certain acquisitions, primarily ProBusiness Services, Inc., in the prior fiscal year.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Employer Services' revenues increased 10% in fiscal 2004 primarily due to revenues from fiscal 2003 acquisitions, strong client retention, new business started in fiscal 2004, price increases and interest earned on client funds balances. Internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was approximately 5% for fiscal 2004. Our client retention in the United States was excellent, improving almost one percentage point from record retention levels in fiscal 2003. New business sales increased 6% to approximately $740 million in fiscal 2004.

Interest income was credited to Employer Services at a standard rate of 4.5% so that the results of the business were not influenced by changes in interest rates. The average client funds balance was $11.1 billion during fiscal 2004, representing an increase of 24%, of which about one-half was related to the June 2003 acquisition of ProBusiness Services, Inc.

Revenues from our "beyond payroll" products grew at a faster rate than the traditional payroll and payroll tax revenues. Our PEO revenues grew 28%, to $467.0 million, in fiscal 2004 primarily due to 10% growth in the number of PEO worksite employees and additional pass-through benefits and workers' compensation costs. In addition, "beyond payroll" revenues increased due to an increased number of clients utilizing services, such as Time and Labor Management and TotalPay® Services.

Earnings Before Income Taxes

Earnings before income taxes in Employer Services decreased 7% for fiscal 2004 as compared to fiscal 2003 primarily due to our investment spending related to our Employer of Choice initiatives, investments in our salesforce and costs to sustain our products and services totaling approximately $138.0 million. In addition, earnings before income taxes declined approximately 3% as a result of the integration of certain fiscal 2003 acquisitions. These decreases were offset by the increase in earnings before income taxes of approximately 9% as a result of the revenue growth and operating efficiencies.

Brokerage Services

Fiscal 2005 Compared to Fiscal 2004

Revenues

Brokerage Services' revenues increased 5% for fiscal 2005 as compared to fiscal 2004 due to an increase in certain investor communications activity, offset by the decrease in our back-office services revenue. Revenues from investor communications for fiscal 2005 increased by 9%, to $1,313.1 million, primarily due to increases in the volume of our proxy and interim communications services, as well as increases in our distribution services revenues. Our proxy and interim communications pieces delivered increased 15%, from 865 million to 995 million, for fiscal 2005 as compared to fiscal 2004. The increase in the fiscal 2005 proxy and interim communications activity resulted from more holders of equities, increased activity related to additional mutual fund meetings, and more mutual fund special communications. Stock record growth, which is a measure of how many stockholders own a security compared to the prior year and a key factor in the number of pieces delivered, increased 6% in fiscal 2005. Our distribution services revenues increased due to new business growth for post-sale mutual fund services. In addition, there was an increased demand for our services for the consolidation or electronic delivery of proxies, which increased our service fee revenues, but lowered our postage revenues.

Our back-office trade processing revenues decreased by 2%, to $334.6 million, for fiscal 2005 due to a number of factors. The average revenue per trade declined 10% for fiscal 2005 primarily due to our client mix, which was driven by the increase in electronic retail trades and volume processed under tiered pricing agreements. In addition, the acquisition of the U.S. Clearing and BrokerDealer Business, which was previously a customer of Brokerage Services, reduced revenues by approximately $14 million, as the back-office services previously provided to such third party became an internal (intercompany) service. These decreases were offset by an increase in the average trades per day of 7%, from 1.4 million in fiscal 2004 to 1.5 million in fiscal 2005. Average trades per day increased primarily due to net new business sales and growth in our existing client base.

Earnings Before Income Taxes

Earnings before income taxes increased $49.7 million, to $294.3 million, for fiscal 2005 primarily due to the increased revenues in our investor communications activities and improved margins for our back-office services. With the increase in volume of our investor communications, we were able to leverage our expense structure to improve our margins associated with such services. In addition, earnings before income taxes were favorably impacted by an increase in our services to consolidate or electronically deliver proxies, which is a higher margin service. The margin on our back-office services improved due to the continued alignment of our operating expenses to the lower back-office revenues. Earnings before income taxes also increased approximately $9.7 million during fiscal 2005 as a result of the elimination of unprofitable business lines and alignment of our cost structure in our underperforming businesses that occurred during fiscal 2004.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Brokerage Services' revenues increased 3% for fiscal 2004 as compared to fiscal 2003 primarily due to an increase in certain investor communications activity offset by continued industry consolidations, which reduced our trade processing revenues. Revenues from investor communications increased by $82.9 million, or 7%, to $1,210.6 million in fiscal 2004 primarily due to increases in the volume of our proxy and interim communications services, as well as our distribution services for confirmations, statements, and pre- and post-sale mutual fund documents. Our proxy and interim communications pieces delivered increased 15%, from 755 million in fiscal 2003 to 865 million in fiscal 2004, stemming from more holders of equities and incremental activity from recent mutual fund industry regulatory activity. Stock record growth increased 4% in fiscal 2004. Our distribution services' revenue increased $39.1 million primarily due to the increase in the amount of pre- and post-sale mutual fund pieces delivered. Our back-office trade processing revenues declined by $12.4 million, to $343.1 million, in fiscal 2004 primarily due to an 11% decline in the average revenue per trade. The average revenue per trade was primarily impacted by industry consolidations, our client mix, and volume processed under tiered pricing agreements. The decline in the average revenue per trade was partially offset by an increase in average trades per day of 6%, from 1.3 million in fiscal 2003 to 1.4 million in fiscal 2004, primarily due to net new business sales and growth in our existing client base.

Earnings Before Income Taxes

Earnings before income taxes increased 5% in fiscal 2004 primarily due to our cost containment efforts in our underperforming businesses and increased revenues in our investor communications activities. Our ability to eliminate unprofitable business lines and properly align our cost structure with the slower growth levels of our underperforming businesses contributed approximately $19.4 million to earnings before income taxes. These increases were offset by the decline in earnings before income taxes from our trade processing services, primarily due to industry consolidations. In addition, our earnings before income taxes were negatively impacted by our incremental investments in our products and services and Employer of Choice initiatives that totaled approximately $14.0 million during fiscal 2004.

Dealer Services

Fiscal 2005 Compared to Fiscal 2004

Revenues

Dealer Services' revenues increased 10% for fiscal 2005 as compared to fiscal 2004. Internal revenue growth was approximately 6% for fiscal 2005. Revenues increased for our dealer business systems in North America by $93.2 million, to $811.0 million, for fiscal 2005 primarily due to growth in our key products and the effect of acquisitions. The growth in our key products was primarily driven by the increased users for Application Service Provider ("ASP") managed services, increased Credit Check installations, new network installations and increased market penetration of our Customer Relationship Management ("CRM") product. In addition, our revenue growth was impacted by our continued strong client retention.

Earnings Before Income Taxes

Earnings before income taxes decreased slightly from $143.4 million in fiscal 2004 to $142.8 million in fiscal 2005 primarily due to the additional sales expenses relating to headcount additions to generate the current revenue growth and additional implementation expenses to support the new sales contracts awarded during fiscal 2005 for two of the largest dealership groups in the United States. In addition, earnings before income taxes were negatively impacted by the integration costs of acquisitions that occurred during the fourth quarter of fiscal 2004.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Dealer Services' revenues increased 9% in fiscal 2004 as compared to fiscal 2003. Internal revenue growth was approximately 8% for fiscal 2004. Revenues increased 8% for our dealer business systems in North America, to $717.8 million, due to new product growth in our traditional core businesses. The new product growth accounted for approximately 60% of the increase in revenue for fiscal 2004 and is primarily driven by increased users for ASP managed services, new network installations, and strong market acceptance of our CRM product.

Earnings Before Income Taxes

Earnings before income taxes grew 6% in fiscal 2004 primarily due to the increase in revenues of our traditional core business, which contributed approximately 15% to earnings before income taxes. These increases were partially offset by our incremental investments in our products and services and Employer of Choice initiatives which totaled approximately $10.0 million during fiscal 2004.

Securities Clearing and Outsourcing Services

Fiscal 2005 Compared to Fiscal 2004

Revenues

On November 1, 2004, the Company formed the Securities Clearing and Outsourcing Services segment upon the acquisition of the U.S. Clearing and BrokerDealer Business. Revenues for Securities Clearing and Outsourcing Services were $61.5 million from November 1, 2004 to June 30, 2005. Average customer margin balances were $955.1 million and the average number of trades cleared per day were 23 thousand from November 1, 2004 to June 30, 2005.

Loss Before Income Taxes

Loss before income taxes was $23.6 million from November 1, 2004 to June 30, 2005 due to the current alignment of the cost structure associated with the revenues of the segment as well as the integration costs incurred since the acquisition of the business.

Other

The primary components of "Other" are Claims Services, miscellaneous processing services, and corporate allocations and expenses.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our financial condition and balance sheet remain strong. At June 30, 2005, cash and marketable securities were $2,119.1 million. Stockholders' equity was $5,783.8 million at June 30, 2005 and the return on average equity for fiscal 2005 was 18.8%. The ratio of long-term debt-to-equity was 1.3% at June 30, 2005.

At June 30, 2005, working capital was $1,640.4 million, as compared to $993.2 million at June 30, 2004. The increase in working capital arose primarily as a result of the change in the mix of marketable securities from long-term to short-term and the acquisition of the U.S. Clearing and BrokerDealer Business.

Our principal sources of liquidity are derived from cash generated through operations and our cash and marketable securities on hand. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements. In addition, we have three unsecured revolving credit agreements that allow us to borrow up to $5.0 billion in the aggregate. Our short-term commercial paper program and repurchase agreements are utilized as the primary instruments to meet short-term funding requirements related to client funds obligations. Our revolving credit agreements are in place to provide additional liquidity, if needed. We have never had borrowings under the revolving credit agreements. The Company believes that the internally generated cash flows and financing arrangements are adequate to support business operations and capital expenditures.

During fiscal 2005, we acquired the U.S. Clearing and BrokerDealer Business and formed the Securities Clearing and Outsourcing Services segment to report the results of the acquired business. The Securities Clearing and Outsourcing Services segment provides third-party clearing operations in the regulated broker-dealer industry. The cash flows from operations from this business differ from that of our other businesses because the broker-dealer third-party clearing activities utilize payables to finance their business activities and the regulations associated with the broker-dealer industry require cash or securities to be segregated for the exclusive benefit of customers in certain circumstances based on regulatory calculations driven by customers' balances. As a result, management analyzes cash flows provided from operating activities of the Securities Clearing and Outsourcing Services segment separately from all other businesses. Management's view of the net cash flows provided by operating activities is as follows:

Years Ended June 30,	**2005**	2004	2003
Net cash flows provided by operating activities for all businesses, excluding the Securities Clearing and Outsourcing Services segment	**$1,626.4**	$1,385.4	$1,505.0
Net cash flows used in operating activities for the Securities Clearing and Outsourcing Services segment	**(193.0)**	—	—
Net cash flows provided by operating activities, as reported	**$1,433.4**	$1,385.4	$1,505.0

Net cash flows provided by operating activities for all businesses, excluding the Securities Clearing and Outsourcing Services segment, were $1,626.4 million in fiscal 2005, as compared to $1,385.4 million in fiscal 2004. This increase was primarily due to the increase in net earnings for all businesses, excluding the Securities Clearing and Outsourcing Services segment, of $130.4 million and the increase in accounts payable and accrued expenses primarily due to the timing of income tax payments made during fiscal 2005 as compared to fiscal 2004.

Net cash flows used in operating activities for the Securities Clearing and Outsourcing Services segment were $193.0 million from November 1, 2004 to June 30, 2005. The net cash flows used in operating activities primarily resulted from the segregation of $179.8 million of securities deposited with clearing organizations or segregated for the exclusive benefit of our Securities Clearing and Outsourcing Services' customers to meet regulatory requirements. In addition, securities clearing payables decreased due to the increase in securities clearing activities of the segment.

Cash flows used in investing activities in fiscal 2005 totaled $437.9 million, as compared to $1,318.8 million in fiscal 2004. The fluctuation between periods was primarily due to the timing of purchases of and proceeds from marketable securities and the change in client funds obligations, offset by the increase in cash paid for acquisitions in fiscal 2005.

Cash flows used in financing activities in fiscal 2005 totaled $746.5 million, as compared to $770.3 million in fiscal 2004. The decrease in cash used in financing activities was primarily due to the increase in proceeds received from the stock purchase plan and exercises of stock options and the decrease in the amount of common stock purchased for treasury, offset by the increase in dividends paid as a result of the increase in the amount of dividends per common share in fiscal 2005. We purchased 14.1 million shares of our common stock at an average price of $41.98 per share during fiscal 2005. As of June 30, 2005, we had remaining Board of Directors' authorization to purchase up to 13.6 million additional shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In June 2005, we entered into a $1.25 billion, 364-day credit agreement and a $1.5 billion, five-year credit agreement with a group of lenders. The five-year facility contains an accordion feature under which the aggregate commitment can be increased by $500.0 million to $2.0 billion, subject to the availability of additional commitments. These facilities replaced the Company's prior $2.25 billion, 364-day facility, which terminated on June 29, 2005. The $1.25 billion and $1.5 billion agreements mature in June 2006 and June 2010, respectively. We also have a $2.25 billion credit facility that matures in June 2009. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification that we provide to the syndicated financial institutions prior to borrowing. We are also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. There were no borrowings under the credit agreements at June 30, 2005 or at June 30, 2004.

We maintain a U.S. short-term commercial paper program providing for the issuance of up to $4.5 billion in aggregate maturity value of commercial paper at our discretion. Our commercial paper program is rated A-1+ by Standard & Poor's and Prime 1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 270 days. We use the commercial paper issuances as a primary instrument to meet short-term funding requirements related to client funds obligations that occur as a result of our decision to extend maturities of our client funds marketable securities. This allows us to take advantage of higher extended term yields, rather than liquidating portions of our marketable securities, in order to provide more cost-effective liquidity. We also use commercial paper issuances to fund general corporate purposes, if needed. At June 30, 2005 and 2004, there was no commercial paper outstanding. For both fiscal 2005 and 2004, the Company's average borrowings were $1.0 billion at a weighted average interest rate of 2.1% and 1.0%, respectively. The weighted average maturity of the Company's commercial paper during fiscal 2005 and 2004 was less than two days for both fiscal years.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2005 and 2004, there were no outstanding repurchase agreements. For fiscal 2005 and 2004, the Company had an average outstanding balance of $321.2 million and $32.0 million, respectively, at an average interest rate of 1.9% and 1.8%, respectively.

Capital expenditures during fiscal 2005 were $202.8 million, as compared to $204.1 million in fiscal 2004 and $133.8 million in fiscal 2003. The capital expenditures in fiscal 2005 related primarily to technology assets, buildings, furniture and equipment and leasehold improvements to support our operations. We expect capital expenditures in fiscal 2006 to be approximately $250.0 million.

The following table provides a summary of our contractual obligations as of June 30, 2005:

	Payments due by period				
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Debt Obligations[1]	$ 0.2	$ 0.6	$ 16.4	$ 58.8	$ 76.0
Operating Lease and Software License Obligations[2]	285.8	408.6	245.6	144.1	1,084.1
Purchase Obligations[3]	134.3	58.4	12.8	—	205.5
Other long-term liabilities reflected on our Consolidated Balance Sheets:					
Compensation and Benefits[4]	25.5	89.2	48.6	68.1	231.4
Total	$445.8	$556.8	$323.4	$271.0	$1,597.0

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. See Note 10 to the consolidated financial statements for additional information about our debt and related matters.

(2) Included in these amounts are various facilities and equipment leases, and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts and if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

Our operating lease and software license obligations increased from $930.8 million in fiscal 2004 to $1,084.1 million in fiscal 2005 primarily as a result of entering into a five-year agreement with a major mainframe and distributed equipment manufacturer that is expected to result in cost-savings of over $50 million during the term of the agreement. Our purchase obligations increased from $88.7 million in fiscal 2004 to $205.5 million in fiscal 2005 primarily as a result of entering into two new agreements, with extended terms, to purchase and maintain our software and equipment at more favorable rates.

In addition to the obligations quantified in the table above, we have obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2005, the obligations relating to these matters, which are expected to be paid in fiscal 2006, total $17,859.2 million and are recorded in client funds obligations on our Consolidated Balance Sheets. We have $17,897.5 million of cash and marketable securities recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2005 that have been impounded from our clients to satisfy such obligations.

The Company's wholly-owned subsidiary, ADP Indemnity, Inc., provides workers' compensation and employer liability insurance coverage for our PEO worksite employees. We have secured specific per occurrence and aggregate stop loss reinsurance from third-party carriers that cap losses that reach a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated insurance liability for these services. We review the assumptions and obtain valuations provided by an independent third-party actuary to determine the adequacy of the workers' compensation liabilities. During fiscal 2005 and 2004, we received premiums of $54.0 million and $56.8 million, respectively, and paid claims of $15.9 million and $7.4 million, respectively. At June 30, 2005, our cash and marketable securities balances totaled approximately $128.0 million to cover potential future workers' compensation claims for the policy years that the PEO worksite employees were covered by ADP Indemnity, Inc. We believe that the workers' compensation liabilities are adequate to cover the future workers' compensation claims for the PEO worksite employees covered.

It is not our business practice to enter into off-balance sheet arrangements. However, in the normal course of business, we do enter into contracts in which we guarantee the performance of our products and services. In addition, the security clearing transactions of the Securities Clearing and Outsourcing Services segment involve collateral arrangements required by various regulatory and internal guidelines, which are monitored daily. We do not expect any material losses related to such guarantees or collateral arrangements.

We are a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our maximum potential liability under these arrangements cannot be quantified. However, we believe that it is unlikely that we will be required to make payments under these arrangements. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

In order to provide more cost-effective liquidity and maximize our interest income, we utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. In these instances, a portion of this portfolio is considered and reported within the corporate investment balances in order to reflect the pure client funds assets and related obligations. Interest income on this portfolio and the related interest expense on the borrowings are reported in other income, net on our Statements of Consolidated Earnings.

Our corporate investments are invested in highly liquid, investment grade securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. The majority of our short-term and long-term marketable securities are classified as available-for-sale securities as we have the ability and intent to hold these securities until maturity.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals, while also seeking to maximize interest income. Client funds assets are invested in highly liquid, investment grade marketable securities with a maximum maturity of 10 years at time of purchase. A significant portion of the client funds assets are invested in U.S. government agencies.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating for fixed income securities is single-A. The maximum maturity at time of purchase for a single-A rated security is 5 years, for AA-rated securities is 7 years, and for AAA-rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

During fiscal 2005, approximately 20% of our overall investment portfolio was invested in cash and cash equivalents, and therefore was impacted almost immediately by changes in short-term interest rates. The other 80% of our investment portfolio was invested in fixed-income securities, with varying maturities of less than 10 years, which were also subject to interest rate risk including reinvestment risk.

Details regarding our overall investment portfolio are as follows:

Years Ended June 30,	**2005**	2004	2003
Average investment balances at cost:			
Corporate investments	**$ 3,262.7**	$ 3,218.3	$ 3,374.4
Funds held for clients	**12,263.9**	11,086.8	8,936.8
Total	**$15,526.6**	$14,305.1	$12,311.2
Average interest rates earned exclusive of realized gains/ (losses) on:			
Corporate investments	**2.9%**	2.4%	3.4%
Funds held for clients	**3.5%**	3.2%	4.1%
Total	**3.4%**	3.1%	3.9%
Realized gains on available-for-sale securities	**$ 10.7**	$ 9.7	$ 34.5
Realized losses on available-for-sale securities	**(39.2)**	(17.3)	(5.0)
Net realized (losses) gains	**$ (28.5)**	$ (7.6)	$ 29.5
As of June 30:			
Net unrealized pre-tax gains on available-for-sale securities	**$ 32.9**	$ 59.9	$ 375.9
Total available-for-sale securities	**$13,001.5**	$12,092.8	$ 9,875.9

The return on our portfolio is impacted by interest rate changes. Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies during the fiscal year and is impacted by daily interest rate changes. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or Fed Funds rates) and intermediate-term interest rates of 25 basis points applied to the estimated fiscal 2006 average investment balances and any related borrowings would result in less than a $10 million impact to earnings before income taxes over a twelve-month period. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated fiscal 2006 average short-term investment balances and any related short-term borrowings would result in approximately a $2 million impact to earnings before income taxes over a twelve-month period.

The Company is exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. The Company limits credit risk by investing primarily in AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. In addition, we also limit amounts that can be invested in any single issuer. At June 30, 2005, approximately 95% of our available-for-sale securities held a AAA or AA rating.

In the normal course of business, the securities clearing activities of the Securities Clearing and Outsourcing Services segment involve execution, settlement and financing of various security clearing transactions for a nationwide client base. With these activities, we may be exposed to risk in the event customers, other broker-dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

For securities clearing activities of the Securities Clearing and Outsourcing Services segment in which we extend credit to customers and broker-dealers, we seek to control the risk associated with these activities by requiring customers and broker-dealers to maintain margin collateral in compliance with various regulatory and internal guidelines. We monitor margin levels and, pursuant to such guidelines, request the deposit of additional collateral or the reduction of securities positions, when necessary. In addition, broker-dealers may be required to maintain deposits relating to any securities clearing activities we perform on their behalf.

We record customers' security clearing transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R is effective for our fiscal year beginning July 1, 2005. Among other things, SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. In Note 1P to the fiscal 2005 consolidated financial statements, we have disclosed the pro forma disclosures regarding the effect on net earnings and earnings per share as if we had applied the fair value method of accounting for stock-based compensation under SFAS No.123. Effective July 1, 2005, we have adopted SFAS No.123R utilizing the modified prospective method. In anticipation of adoption of SFAS No. 123R, we reduced the amount of stock options issued in fiscal 2005 by approximately one-third. Additionally, we reviewed and refined the assumptions utilized in determining our total stock compensation expense and changed the fair value option-pricing model from the Black-Scholes model to a binomial model for all options granted after January 1, 2005. We believe that the binomial model is indicative of the stock option's fair value and considers characteristics that are not taken into account under the Black-Scholes model. As a result, we expect that the annualized cost associated with expensing stock options and the employee stock purchase plan to be approximately $0.18 - $0.19 per diluted share in fiscal 2006, as compared to a pro forma impact of $0.22 per diluted share in fiscal 2005, which is disclosed in Note 1P to the fiscal 2005 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We typically enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of trades). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions which do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for Employer Services' clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses. For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectibility determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We review the carrying value of all our goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," by comparing the carrying value of our reporting units to their fair values. We are required to perform this comparison at least annually or more frequently if circumstances indicate possible impairment. When determining fair value, we utilize a discounted future cash flow approach using various assumptions, including projections of revenues based on assumed long-term growth rates, estimated costs, and appropriate discount rates based on the particular businesses' weighted average cost of capital. Our estimates of long-term growth and costs are based on historical data, various internal estimates and a variety of external sources, and are developed as part of our routine long-range planning process. We had $2,408.5 million of goodwill as of June 30, 2005. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our consolidated earnings.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

MARKET PRICE, DIVIDEND DATA AND OTHER

The market price of our common stock (symbol: ADP) based on New York Stock Exchange composite transactions and cash dividends per share declared during the past two fiscal years have been:

	Price Per Share		
	High	Low	Dividends Per Share
Fiscal 2005 quarter ended			
June 30	**$45.56**	**$40.37**	**$.1550**
March 31	**$45.50**	**$41.13**	**$.1550**
December 31	**$46.31**	**$39.79**	**$.1550**
September 30	**$43.12**	**$38.60**	**$.1400**
Fiscal 2004 quarter ended			
June 30	$47.31	$41.63	$.1400
March 31	$44.68	$39.61	$.1400
December 31	$39.88	$35.86	$.1400
September 30	$40.70	$33.45	$.1200

As of June 30, 2005, there were 39,277 holders of record of our common stock. As of such date, 332,352 additional holders have their stock in "street name."

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes, professional employer organizations, employee benefits and registered clearing agencies and broker-dealers; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; stock market activity; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements of Consolidated Earnings

(In millions, except per share amounts)

Years Ended June 30,	2005	2004	2003
Revenues, other than interest on funds held for Employer Services' clients and PEO revenues	$7,500.7	$6,932.5	$6,412.1
Interest on funds held for Employer Services' clients	421.4	355.4	368.7
PEO revenues[A]	577.0	467.0	366.2
Total revenues	8,499.1	7,754.9	7,147.0
Operating expenses	3,969.5	3,525.4	3,096.7
Selling, general and administrative expenses	1,957.1	1,903.3	1,758.3
Systems development and programming costs	624.1	581.2	499.2
Depreciation and amortization	304.4	306.8	274.7
Other income, net	(33.9)	(56.3)	(127.1)
	6,821.2	6,260.4	5,501.8
Earnings before income taxes	1,677.9	1,494.5	1,645.2
Provision for income taxes	622.5	558.9	627.0
Net earnings	$1,055.4	$ 935.6	$1,018.2
Basic earnings per share	$ 1.81	$ 1.58	$ 1.70
Diluted earnings per share	$ 1.79	$ 1.56	$ 1.68
Basic weighted average shares outstanding	583.2	591.7	600.1
Diluted weighted average shares outstanding	590.0	598.7	605.9

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs of $5,499.2, $4,237.0 and $3,462.8, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

June 30,	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 975.4	$ 713.0
Short-term marketable securities (includes $204.7 of segregated securities deposited with clearing organizations or segregated for regulatory purposes at June 30, 2005)	695.8	416.0
Accounts receivable, net	1,207.2	1,058.0
Securities clearing receivables	965.2	—
Other current assets	597.5	574.6
Total current assets	4,441.1	2,761.6
Long-term marketable securities	447.9	963.5
Long-term receivables, net	186.9	196.8
Property, plant and equipment, net	684.8	642.4
Other assets	813.9	720.9
Goodwill	2,408.5	2,195.5
Intangible assets, net	734.8	736.3
Total assets before funds held for clients	9,717.9	8,217.0
Funds held for clients	17,897.5	12,903.6
Total assets	$27,615.4	$21,120.6
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 224.1	$ 175.2
Accrued expenses and other current liabilities	1,616.0	1,482.7
Securities clearing payables	745.2	—
Income taxes payable	215.4	110.5
Total current liabilities	2,800.7	1,768.4
Long-term debt	75.8	76.2
Other liabilities	342.7	319.5
Deferred income taxes	290.5	283.8
Deferred revenues	462.7	414.8
Total liabilities before client funds obligations	3,972.4	2,862.7
Client funds obligations	17,859.2	12,840.2
Total liabilities	21,831.6	15,702.9
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	—	—
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2005 and 2004	63.9	63.9
Capital in excess of par value	—	96.6
Deferred compensation	(13.3)	(17.0)
Retained earnings	7,966.0	7,326.9
Treasury stock — at cost: 58.5 and 51.6 shares, respectively	(2,246.8)	(2,033.2)
Accumulated other comprehensive income (loss)	14.0	(19.5)
Total stockholders' equity	5,783.8	5,417.7
Total liabilities and stockholders' equity	$27,615.4	$21,120.6

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity

(In millions, except per share amounts)

	Common Stock		Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)
	Shares	Amount						
Balance at June 30, 2002	638.7	$63.9	$352.2	$(18.8)	$5,977.3	$(1,142.0)		$(118.3)
Net earnings	—	—	—	—	1,018.2	—	$1,018.2	—
Foreign currency translation adjustments							174.0	174.0
Unrealized net gain on securities, net of tax							108.6	108.6
Minimum pension liability adjustment, net of tax							(5.5)	(5.5)
Comprehensive income							$1,295.3	
Employee stock plans and related tax benefits	—	—	(107.8)	4.2	—	268.9		—
Treasury stock acquired (27.4 shares)	—	—	—	—	—	(938.5)		—
Acquisitions (0.3 shares)	—	—	(3.1)	—	—	14.9		—
Debt conversion (0.5 shares)	—	—	(15.4)	—	—	23.3		—
Dividends ($.4750 per share)	—	—	—	—	(284.6)	—		—
Balance at June 30, 2003	638.7	63.9	225.9	(14.6)	6,710.9	(1,773.4)		158.8
Net earnings	—	—	—	—	935.6	—	$ 935.6	—
Foreign currency translation adjustments							17.1	17.1
Unrealized net loss on securities, net of tax							(196.3)	(196.3)
Minimum pension liability adjustment, net of tax							0.9	0.9
Comprehensive income							$ 757.3	
Employee stock plans and related tax benefits	—	—	(122.6)	(2.4)	—	371.8		—
Treasury stock acquired (15.8 shares)	—	—	—	—	—	(648.9)		—
Acquisitions	—	—	—	—	—	0.5		—
Debt conversion (0.4 shares)	—	—	(6.7)	—	—	16.8		—
Dividends ($.5400 per share)	—	—	—	—	(319.6)	—		—
Balance at June 30, 2004	638.7	63.9	96.6	(17.0)	7,326.9	(2,033.2)		(19.5)
Net earnings	**—**	**—**	**—**	**—**	**1,055.4**	**—**	**1,055.4**	**—**
Foreign currency translation adjustments							**52.5**	**52.5**
Unrealized net loss on securities, net of tax							**(16.8)**	**(16.8)**
Minimum pension liability adjustment, net of tax							**(2.2)**	**(2.2)**
Comprehensive income							**$1,088.9**	
Employee stock plans and related tax benefits	**—**	**—**	**(94.5)**	**3.7**	**(63.6)**	**373.6**		**—**
Treasury stock acquired (14.1 shares)	**—**	**—**	**—**	**—**	**—**	**(591.4)**		**—**
Acquisitions	**—**	**—**	**—**	**—**	**—**	**0.6**		**—**
Debt conversion (0.1 shares)	**—**	**—**	**(2.1)**	**—**	**—**	**3.6**		**—**
Dividends ($.6050 per share)	**—**	**—**	**—**	**—**	**(352.7)**	**—**		**—**
Balance at June 30, 2005	**638.7**	**$63.9**	**$ —**	**$(13.3)**	**$7,966.0**	**$(2,246.8)**		**$ 14.0**

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(In millions)

Years Ended June 30,	2005	2004	2003
Cash Flows From Operating Activities			
Net earnings	**$ 1,055.4**	$ 935.6	$ 1,018.2
Adjustments to reconcile net earnings to net cash flows provided by operating activities:			
Depreciation and amortization	**304.4**	306.8	274.7
Deferred income taxes	**18.9**	109.1	(15.8)
Amortization of premiums and discounts on available-for-sale securities	**120.0**	129.9	77.9
Other	**44.3**	80.4	35.2
Changes in operating assets and liabilities, net of effects from acquisitions of businesses:			
Securities deposited with clearing organizations or segregated in compliance with federal regulations	**(179.8)**	—	—
Increase in receivables and other assets	**(149.6)**	(233.8)	(94.4)
Increase in accounts payable and accrued expenses	**290.8**	57.4	209.2
Increase in securities clearing receivables	**(16.3)**	—	—
Decrease in securities clearing payables	**(54.7)**	—	—
Net cash flows provided by operating activities	**1,433.4**	1,385.4	1,505.0
Cash Flows From Investing Activities			
Purchases of marketable securities	**(7,599.4)**	(8,087.2)	(3,451.6)
Proceeds from the sales and maturities of marketable securities	**6,629.1**	5,339.3	4,014.3
Net (purchases of) proceeds from client funds securities	**(3,765.6)**	663.8	1,501.3
Change in client funds obligations	**5,019.0**	1,391.3	(967.8)
Capital expenditures	**(196.1)**	(204.1)	(133.8)
Additions to intangibles	**(112.3)**	(148.1)	(144.7)
Acquisitions of businesses, net of cash acquired	**(434.4)**	(295.2)	(651.3)
Proceeds from the sale of businesses	**17.2**	26.9	4.1
Other	**4.6**	(5.5)	6.6
Net cash flows (used in) provided by investing activities	**(437.9)**	(1,318.8)	177.1
Cash Flows From Financing Activities			
Payments of debt	**(1.1)**	(1.4)	(1.4)
Proceeds from issuance of notes	**0.4**	0.4	1.0
Repurchases of common stock	**(584.4)**	(629.9)	(938.6)
Proceeds from stock purchase plan and exercises of stock options	**183.5**	169.2	92.8
Dividends paid	**(344.9)**	(308.6)	(284.6)
Net cash flows used in financing activities	**(746.5)**	(770.3)	(1,130.8)
Effect of exchange rate changes on cash and cash equivalents	**13.4**	6.5	60.1
Net change in cash and cash equivalents	**262.4**	(697.2)	611.4
Cash and cash equivalents, at beginning of year	**713.0**	1,410.2	798.8
Cash and cash equivalents, at end of year	**$ 975.4**	$ 713.0	$ 1,410.2

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers, the brokerage and financial services community, vehicle retailers and manufacturers, and the property and casualty insurance, auto collision repair and auto recycling industries. The Company classifies its operations into the following reportable segments: Employer Services, Brokerage Services, Dealer Services, Securities Clearing and Outsourcing Services and Other. "Other" consists primarily of Claims Services, miscellaneous processing services, and corporate allocations and expenses.

C. Revenue Recognition. A majority of the Company's revenues are attributable to fees for providing services (*e.g.,* Employer Services' payroll processing fees and Brokerage Services' trade processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company typically enters into agreements for a fixed fee per transaction (*e.g.,* number of payees or number of trades). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured.

Interest income on collected but not yet remitted funds held for clients is earned on funds that are collected from clients and invested until remittance to the applicable tax agencies or clients' employees. The interest earned on these funds is included in revenues because the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses. For a majority of the Company's software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

Postage fees for client mailings are included in revenues and the associated postage expenses are included in operating expenses. Professional Employer Organization ("PEO") revenues are included in revenues and are reported net of direct costs billed and incurred for PEO worksite employees, which primarily include payroll wages and payroll taxes. Benefits and workers' compensation fees for PEO worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

Customer clearing security transactions and the related revenues, primarily consisting of customer margin interest, and expenses, primarily consisting of brokerage clearing expenses and interest expense, are recorded on a settlement date basis. Revenues for the fees charged to an introducing broker-dealer to process trades in clearing accounts are recorded on a trade-date basis.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "trading" or "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. The Company's trading securities represent securities that have been either pledged as collateral to exchanges and clearinghouses or segregated for the exclusive benefit of our Securities Clearing and Outsourcing Services' customers to meet regulatory requirements. Unrealized gains and losses on these trading securities are reflected in revenues, other than interest on funds held for Employer Services' clients and PEO revenues on the Statements of Consolidated Earnings. For available-for-sale securities, unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss), on the Consolidated Balance Sheets, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net.

If the market value of any available-for-sale security declines below cost and it is deemed to be other-than-temporary, an impairment charge is recorded to earnings for the difference between the carrying amount of the respective security and the fair value.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to automotive and truck dealerships. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return on the net investment over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses in the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Securities Clearing Receivables and Payables. Receivables from and payables to clearing customers represent the amounts receivable from and payable to clearing customers in connection with cash and margin securities transactions. Receivables from customers are collateralized by securities that are not reflected on the Consolidated Balance Sheets.

Securities borrowed and loaned represents the amount of cash collateral advanced or received from other broker-dealers. Securities borrowed and securities loaned are recorded on the settlement date based upon the amount of cash advanced or received. The Company takes possession of securities borrowed, monitors the market value of securities loaned and obtains additional collateral as appropriate.

I. Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144").

J. Impairment of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

K. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect at the end of each period, and revenues and expenses are translated at average exchange rates during the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

L. Earnings Per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years Ended June 30,	Basic	Effect of Zero Coupon Subordinated Notes	Effect of Stock Options	Diluted
2005				
Net earnings	**$1,055.4**	**$1.0**	**$ —**	**$1,056.4**
Weighted average shares (in millions)	**583.2**	**1.2**	**5.6**	**590.0**
EPS	**$ 1.81**			**$ 1.79**
2004				
Net earnings	$ 935.6	$1.4	$ —	$ 937.0
Weighted average shares (in millions)	591.7	1.5	5.5	598.7
EPS	$ 1.58			$ 1.56
2003				
Net earnings	$1,018.2	$1.2	$ —	$1,019.4
Weighted average shares (in millions)	600.1	1.7	4.1	605.9
EPS	$ 1.70			$ 1.68

Options to purchase 34.6 million and 36.9 million shares of common stock for fiscal 2005 and 2004, respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the fiscal year.

M. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

N. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires considerable judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

O. Income Taxes. The provisions for income taxes, income taxes payable and deferred income taxes are determined using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that a portion of the deferred tax asset balance will not be realized.

P. Fair Value Accounting for Stock Plans. The Company accounts for its stock options and employee stock purchase plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The value of the Company's restricted stock awards, based on market prices, is recognized as compensation expense over the restriction period on a straight-line basis. No stock-based employee compensation expense related to the Company's stock options and employee stock purchase plans is reflected in net earnings, as all options granted under the stock option plans had an exercise price equal to the market value of the underlying common stock on the date of grant, and for the employee stock purchase plans, the discount does not exceed fifteen percent.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation. The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option-pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option-pricing model. Pro forma compensation expense for the employee stock purchase plans is recognized over the vesting period on a straight-line basis. Stock options are issued under a grade vesting schedule and pro forma compensation expense is recognized over the vesting period for each separately vested portion of the stock option award.

Years Ended June 30,	2005	2004	2003
Net earnings, as reported	$1,055.4	$ 935.6	$1,018.2
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	8.9	7.8	6.7
Deduct: Total stock-based employee compensation expense determined using the fair value-based method for all awards, net of related tax effects	(140.5)	(120.4)	(129.8)
Pro forma net earnings	$ 923.8	$ 823.0	$ 895.1
Earnings per share:			
Basic – as reported	$ 1.81	$ 1.58	$ 1.70
Basic – pro forma	$ 1.58	$ 1.39	$ 1.49
Diluted – as reported	$ 1.79	$ 1.56	$ 1.68
Diluted – pro forma	$ 1.57	$ 1.38	$ 1.48

The fair value for these instruments was estimated at the date of grant with the following assumptions:

Years Ended June 30,	2005	2004	2003
Risk-free interest rate	**2.1%-4.2%**	3.9%-4.5%	3.2%-4.1%
Dividend yield	**1.2%-1.4%**	1.0%-1.1%	.8%-.9%
Volatility factor	**26.2%-29.2%**	29.0%-29.3%	29.5%-31.7%
Expected life (in years):			
Stock options	**5.5-6.5**	6.5	6.4
Stock purchase plans	**2.0**	2.0	2.0
Weighted average fair value (in dollars):			
Stock options	**$11.38**	$13.96	$12.85
Stock purchase plans	**$12.66**	$11.95	$12.94

See Note 12, Employee Benefit Plans, for additional information relating to the Company's stock plans.

Q. Reclassification of Prior Financial Statements. Certain reclassifications have been made to previous years' financial statements to conform to the 2005 presentation.

R. Recently Issued Accounting Pronouncement. In December 2004, the Financial Accounting Standards Board issued SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R is effective for the Company's fiscal year beginning July 1, 2005. Among other things, SFAS No. 123R requires that compensation cost relating to share-based payment transactions be recognized in the consolidated financial statements. In Note 1P, the Company has disclosed the pro forma disclosures regarding the effect on net earnings and earnings per share as if the Company had applied the fair value method of accounting for stock-based compensation under SFAS No. 123. Effective July 1, 2005, the Company has adopted SFAS No. 123R utilizing the modified prospective method. In anticipation of the adoption of SFAS 123R, the Company reduced the amount of stock options issued in fiscal 2005 by approximately one-third. Additionally, the Company reviewed and refined the assumptions utilized in determining its total stock compensation expense and changed the fair value option-pricing model from the Black-Scholes model to a binomial model for all options granted after January 1, 2005. The Company believes that the binomial model is indicative of the stock option's fair value and considers characteristics that are not taken into account under the Black-Scholes model. As a result, the Company expects the annualized cost associated with expensing stock options and the employee stock purchase plan to be approximately $0.18 - $0.19 per diluted share in fiscal 2006, as compared to a pro forma impact of $0.22 per diluted share in fiscal 2005, which is disclosed in Note 1P.

NOTE 2. OTHER INCOME, NET

Other income, net consists of the following:

Years Ended June 30,	2005	2004	2003
Interest income on corporate funds	**$(94.7)**	$(79.9)	$(119.4)
Interest expense	**32.3**	16.0	21.8
Realized gains on available-for-sale securities	**(10.7)**	(9.7)	(34.5)
Realized losses on available-for-sale securities	**39.2**	17.3	5.0
Other income, net	**$(33.9)**	$(56.3)	$(127.1)

Proceeds from the sales and maturities of available-for-sale securities were $6,629.1 million, $5,339.3 million, and $4,014.3 million for fiscal 2005, 2004 and 2003, respectively.

NOTE 3. ACQUISITIONS AND DIVESTITURES

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Company's Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses.

The Company acquired six businesses in fiscal 2005 for approximately $422.7 million, net of cash acquired. These acquisitions resulted in approximately $189.5 million of goodwill. Intangible assets acquired, which totaled approximately $36.9 million, consist primarily of software, and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $12.2 million of contingent payments (including $0.5 million in common stock) relating to previously consummated acquisitions. As of June 30, 2005, the Company had contingent consideration remaining for all transactions of approximately $62.2 million, which is payable over the next five years, subject to the acquired entity's achievement of specified revenue, earnings and/or development targets.

The largest acquisition in fiscal 2005 was the acquisition, on November 1, 2004, of the U.S. Clearing and BrokerDealer Services divisions of Bank of America Corporation ("U.S. Clearing and BrokerDealer Business"), which provides third-party clearing operations. The Company formed the Securities Clearing and Outsourcing Services segment to report the results of the acquired business. The acquisition of the U.S. Clearing and BrokerDealer Business enables the Company to provide execution, clearing, and customer financing (such as margin lending); securities borrowing to facilitate customer short sales to clearing clients; and outsourcing services for a variety of clearing and custody-related functions.

The Company acquired six businesses in fiscal 2004 for approximately $270.3 million, net of cash acquired. These acquisitions resulted in approximately $185.7 million of goodwill. Intangible assets acquired, which totaled approximately $88.3 million, consist primarily of software, and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made contingent payments totaling $25.4 million (including $0.5 million in common stock) relating to previously consummated acquisitions.

On June 20, 2003, the Company acquired all of the outstanding common and preferred stock of ProBusiness Services, Inc. ("ProBusiness") for $17 per common share and $26 per preferred share. The transaction was consummated in cash for approximately $516.9 million, net of cash acquired. ProBusiness was a leading provider of comprehensive payroll and human resource processing solutions to larger employers within the United States. The acquisition resulted in approximately $421.7 million of goodwill. Intangible assets acquired, which totaled approximately $79.8 million, consist of software, customer contracts and lists, and other intangible assets that are being amortized over a weighted average life of 8 years.

In addition to the acquisition of ProBusiness in fiscal 2003, the Company also acquired ten other businesses for approximately $118.3 million, net of cash acquired. These acquisitions resulted in approximately $90.0 million of goodwill. Intangible assets acquired of $27.9 million, which consist of software, customer contracts and lists, and other intangible assets, are being amortized over a weighted average life of 5 years.

The acquisitions discussed above for fiscal 2005, 2004 and 2003 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

The Company divested two, five and two businesses in fiscal 2005, 2004 and 2003, respectively, for $17.2 million, $26.9 million and $4.1 million, respectively. The divestitures of these businesses were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows in fiscal 2005, 2004 and 2003.

NOTE 4. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2005 and 2004 are as follows:

	2005				2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:								
Money market securities and other cash equivalents	$ 6,810.4	$ —	$ —	$ 6,810.4	$ 2,903.3	$ —	$ —	$ 2,903.3
Trading securities:								
U.S. Treasury and direct obligations of U.S. government agencies	204.7	—	—	204.7	—	—	—	—
Available-for-sale securities:								
U.S. Treasury and direct obligations of U.S. government agencies	6,573.3	48.2	(30.3)	6,591.2	5,449.7	65.0	(29.1)	5,485.6
Asset backed securities	1,815.2	8.6	(11.3)	1,812.5	2,570.4	22.1	(11.9)	2,580.6
Corporate bonds	2,684.8	8.7	(15.3)	2,678.2	2,342.0	15.1	(16.1)	2,341.0
Canadian government obligations and Canadian government agency obligations	894.3	20.5	(0.3)	914.5	765.9	11.9	(2.9)	774.9
Other debt securities	999.5	8.5	(3.8)	1,004.2	899.2	7.1	(5.7)	900.6
Other equity securities	1.5	—	(0.6)	0.9	5.7	4.4	—	10.1
Total available-for-sale securities	12,968.6	94.5	(61.6)	13,001.5	12,032.9	125.6	(65.7)	$12,092.8
Total corporate investments and funds held for clients	$19,983.7	$94.5	$(61.6)	$20,016.6	$14,936.2	$125.6	$(65.7)	$14,996.1

Classification of investments on the Consolidated Balance Sheets are as follows:

June 30,	2005	2004
Corporate investments:		
Cash and cash equivalents	**$ 975.4**	$ 713.0
Short-term marketable securities	**695.8**	416.0
Long-term marketable securities	**447.9**	963.5
Total corporate investments	**2,119.1**	2,092.5
Funds held for clients	**17,897.5**	12,903.6
Total corporate investments and funds held for clients	**$20,016.6**	$14,996.1

The Company's trading securities include $27.9 million that have been pledged as collateral to exchanges and clearinghouses. These investments can not be pledged or sold by the exchanges or clearinghouses. Additionally, $176.8 million of trading securities have been segregated for the exclusive benefit of our Securities Clearing and Outsourcing Services' customers to meet regulatory requirements.

At June 30, 2005, approximately 95% of our available-for-sale securities held a AAA or AA rating, as rated by Moody's, Standard & Poor's and Dominion Bond Rating Service.

Available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2005 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$(25.6)	$3,137.2	$ (4.7)	$ 387.6	$(30.3)	$3,524.8
Asset backed securities	(7.1)	825.9	(4.2)	354.5	(11.3)	1,180.4
Corporate bonds	(8.6)	1,183.1	(6.7)	511.5	(15.3)	1,694.6
Canadian government obligations and Canadian government agency obligations	(0.2)	123.6	(0.1)	16.4	(0.3)	140.0
Other debt securities	(1.3)	216.1	(2.5)	160.9	(3.8)	377.0
Other equity securities	(0.6)	0.9	—	—	(0.6)	0.9
	$(43.4)	$5,486.8	$(18.2)	$1,430.9	$(61.6)	$6,917.7

The Company believes the available-for-sale securities that have fair values below cost are not other-than-temporarily impaired since it is probable that principal and interest will be collected in accordance with the applicable contractual terms and the Company has the ability and intent to hold the available-for-sale securities until maturity.

Expected maturities of available-for-sale securities at June 30, 2005 are as follows:

Maturity Dates:	
Due in one year or less	$ 2,874.0
Due after one year through two years	2,794.7
Due after two years through three years	2,300.6
Due after three years through four years	2,033.6
Due after four years through ten years	2,998.6
Total available-for-sale securities	$13,001.5

NOTE 5. RECEIVABLES

Accounts receivable is net of an allowance for doubtful accounts of $45.7 million and $51.0 million at June 30, 2005 and 2004, respectively.

The Company's receivables for the financing of the sale of computer systems, most of which are due from automotive, heavy truck and powersports dealers, are reflected on the Consolidated Balance Sheets as follows:

June 30,	2005		2004	
	Current	**Long-term**	Current	Long-term
Receivables	**$153.3**	**$210.9**	$151.8	$222.1
Less:				
Allowance for doubtful accounts	**(5.0)**	**(8.2)**	(5.3)	(8.6)
Unearned income	**(16.9)**	**(15.8)**	(18.1)	(16.7)
	$131.4	**$186.9**	$128.4	$196.8

Long-term receivables at June 30, 2005 mature as follows:

2007	$107.7
2008	60.7
2009	32.8
2010	9.0
2011	0.6
Thereafter	0.1
	$210.9

NOTE 6. SECURITIES CLEARING AND OUTSOURCING SERVICES

Securities clearing receivables and payables consist of the following as of June 30, 2005:

Receivables:	
Clearing customers	$473.3
Securities borrowed	122.3
Broker-dealers and other	148.1
Clearing organizations	87.0
Securities failed to deliver	134.5
Total	$965.2
Payables:	
Clearing customers	$454.2
Securities loaned	117.3
Broker-dealers and other	114.5
Securities failed to receive	59.2
Total	$745.2

Securities failed to deliver and failed to receive represent the contract value of securities that have not been delivered or received as of the settlement date. Securities failed to receive transactions are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

As of June 30, 2005, the Company had received collateral, primarily in connection with securities borrowed and customer margin loans, with a market value of approximately $1,477.5 million, which it can sell or repledge. Of this amount, approximately $571.8 million had been pledged or sold as of June 30, 2005 in connection with securities loaned and deposits with clearing organizations.

The Securities Clearing and Outsourcing Services segment is comprised of one subsidiary, which is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. At June 30, 2005, the aggregate net capital of such subsidiary was $221.3 million, exceeding the net capital requirement by $207.1 million. This subsidiary has secured unlimited Securities Industry Protection Corporation ("SIPC") insurance coverage for its customers. Under the terms of the unlimited SIPC insurance coverage, this subsidiary is required to maintain aggregate net capital of $200.0 million.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2005 and 2004 are as follows:

June 30,	2005	2004
Property, plant and equipment:		
Land and buildings	$ 540.4	$ 513.7
Data processing equipment	681.9	645.6
Furniture, leaseholds and other	603.1	552.2
	1,825.4	1,711.5
Less: Accumulated depreciation	(1,140.6)	(1,069.1)
Property, plant and equipment, net	$ 684.8	$ 642.4

NOTE 8. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2005 are as follows:

	Employer Services	Brokerage Services	Dealer Services	Securities Clearing and Outsourcing Services	Other	Total
Balance as of June 30, 2004	$1,314.6	$366.3	$324.1	$ —	$190.5	$2,195.5
Additions	**5.0**	**1.8**	**31.6**	**129.1**	**28.9**	**196.4**
Sale of businesses	**—**	**—**	**(1.4)**	**—**	**—**	**(1.4)**
Cumulative translation adjustments	**14.4**	**0.7**	**0.3**	**—**	**2.6**	**18.0**
Balance as of June 30, 2005	**$1,334.0**	**$368.8**	**$354.6**	**$129.1**	**$222.0**	**$2,408.5**

During fiscal 2005, 2004 and 2003, the Company performed the required impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2005	2004
Intangibles:		
Software and software licenses	**$ 818.3**	$ 729.4
Customer contracts and lists	**690.2**	594.9
Other intangibles	**332.2**	391.9
	1,840.7	1,716.2
Less: Accumulated amortization	**(1,105.9)**	(979.9)
Intangible assets, net	**$ 734.8**	$ 736.3

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 10 years (4 years for software and software licenses, 13 years for customer contracts and lists, and 11 years for other intangibles). Amortization of intangibles totaled $147.5 million, $145.1 million and $114.2 million for fiscal 2005, 2004 and 2003, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

2006	$144.7
2007	$123.4
2008	$ 95.1
2009	$ 56.6
2010	$ 50.5

NOTE 9. SHORT-TERM FINANCING

In June 2005, the Company entered into a $1.25 billion, 364-day credit agreement and a $1.5 billion, five-year credit agreement with a group of lenders. The five-year facility contains an accordion feature under which the aggregate commitment can be increased by $500.0 million to $2.0 billion, subject to the availability of additional commitments. These facilities replaced the Company's prior $2.25 billion, 364-day facility, which terminated on June 29, 2005. The $1.25 billion and $1.5 billion agreements mature in June 2006 and June 2010, respectively. The Company also has a $2.25 billion credit facility that matures in June 2009. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings at June 30, 2005 or June 30, 2004 under the credit agreements.

The Company maintains a U.S. short-term commercial paper program providing for the issuance of up to $4.5 billion in aggregate maturity value of commercial paper at the Company's discretion. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime 1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 270 days. At June 30, 2005 and 2004, there was no commercial paper outstanding. For both fiscal 2005 and 2004, the Company's average borrowings were $1.0 billion at a weighted average interest rate of 2.1% and 1.0%, respectively. The weighted average maturity of the Company's commercial paper during fiscal 2005 and 2004 was less than two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2005 and 2004, there were no outstanding repurchase agreements. For fiscal 2005 and 2004, the Company had an average outstanding balance of $321.2 million and $32.0 million, respectively, at an average interest rate of 1.9% and 1.8%, respectively.

NOTE 10. DEBT

Components of long-term debt are as follows:

June 30,	2005	2004
Zero coupon convertible subordinated notes (5.25% yield)	**$31.7**	$31.9
Industrial revenue bonds (with variable interest rates from 2.45% to 2.95%)	**36.5**	36.5
Other	**7.8**	8.3
	76.0	76.7
Less: Current portion	**(0.2)**	(0.5)
	$75.8	$76.2

The zero coupon convertible subordinated notes have a face value of approximately $16.0 million at June 30, 2005 and mature February 20, 2012, unless converted or redeemed earlier. At June 30, 2005, the notes were convertible into approximately 1.2 million shares of the Company's common stock. The notes are callable at the option of the Company, and the holders of the notes can convert into common stock at any time or require redemption in fiscal 2007. During fiscal 2005 and 2004, approximately $1.0 million and $5.1 million face value of notes were converted, respectively. As of June 30, 2005 and 2004, the quoted market prices for the zero coupon notes were approximately $48.9 million and $51.9 million, respectively. The fair value of the industrial revenue bonds and other debt, included above, approximates carrying value.

Long-term debt repayments at June 30, 2005 are due as follows:

2007	$ 0.3
2008	0.3
2009	16.4
2010	—
2011	—
Thereafter	58.8
	$75.8

Cash payments relating to interest were approximately $25.7 million, $13.9 million and $20.0 million in fiscal 2005, 2004 and 2003, respectively.

NOTE 11. FUNDS HELD FOR CLIENTS AND CLIENT FUNDS OBLIGATIONS

As part of its integrated payroll and payroll tax filing services, the Company impounds funds for federal, state and local employment taxes from approximately 401,000 clients; handles regulatory payroll tax filings, correspondence, amendments, and penalty and interest disputes; remits the funds to the appropriate tax agencies; and handles other employer-related services. In addition to fees paid by clients for these services, the Company receives interest during the interval between the receipt and disbursement of these funds by investing the funds primarily in fixed-income instruments. The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $12,263.9 million, $11,086.8 million and $8,936.8 million in fiscal 2005, 2004 and 2003, respectively.

NOTE 12. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company has stock option plans which provide for the issuance, to eligible employees, of incentive and non-qualified stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value on the date of grant. At June 30, 2005, there were 11,537 participants in the stock option plans. The aggregate purchase price for options outstanding at June 30, 2005 was approximately $2,972.9 million. The options expire at various points between fiscal 2006 and fiscal 2015.

A summary of changes in the stock option plans for the three fiscal years ended June 30, 2005 is as follows:

	Number of Options (in thousands)			Weighted Average Price (in dollars)		
Years Ended June 30,	**2005**	2004	2003	**2005**	2004	2003
Options outstanding, beginning of year	**70,159**	60,958	50,843	**$42**	$41	$41
Options granted	**8,698**	18,080	15,867	**$43**	$41	$37
Options exercised	**(4,012)**	(4,557)	(2,588)	**$28**	$24	$19
Options canceled	**(4,450)**	(4,322)	(3,164)	**$45**	$46	$48
Options outstanding, end of year	**70,395**	70,159	60,958	**$42**	$42	$41
Options exercisable, end of year	**36,992**	32,140	27,617	**$42**	$40	$36
Shares available for future grants, end of year	**18,183**	22,431	1,189			
Shares reserved for issuance under stock option plans	**88,578**	92,590	62,147			

Summarized information about stock options outstanding as of June 30, 2005 is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)	Number of Options (in thousands)	Weighted Average Price (in dollars)
Under $15	42	1.7	$12	42	$12
$15 to $25	3,075	1.2	$21	3,060	$21
$25 to $35	10,129	5.7	$32	6,778	$31
$35 to $45	35,016	7.3	$41	13,726	$41
$45 to $55	17,340	6.8	$49	9,685	$50
Over $55	4,793	5.2	$60	3,701	$60

The Company has stock purchase plans under which eligible employees have the ability to purchase shares of common stock at 85% of the lower of market value as of the date of purchase election or as of the end of the stock purchase plans. Approximately 3.0 million and 2.8 million shares are scheduled for issuance on December 31, 2006 and 2005, respectively. Approximately 2.8 million and 1.9 million shares were issued during fiscal 2005 and 2004, respectively. At June 30, 2005 and 2004, there were approximately 5.8 million and 8.0 million shares, respectively, reserved for purchase under the stock purchase plans. As of June 30, 2005 and 2004, employee stock purchase plan withholdings of $62.8 million and $63.2 million, respectively, are included in accrued expenses and other current liabilities, and $25.4 million and $26.0 million, respectively, are included in other non-current liabilities on our Consolidated Balance Sheets.

The Company has a restricted stock plan under which shares of common stock have been sold for nominal consideration to certain key employees. These shares are restricted as to transfer and in certain circumstances must be resold to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period during which the transfer restrictions exist, which is up to six years. During fiscal 2005, 2004 and 2003, the Company issued 335 thousand, 393 thousand and 221 thousand restricted shares, respectively.

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate.

Employees are fully vested on completion of five years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

The Company's pension plans funded status as of June 30, 2005 and 2004 is as follows:

June 30,	**2005**	2004
Change in plan assets:		
Fair value of plan assets at beginning of year	**$678.0**	$553.2
Acquisitions	**22.2**	—
Actual return on plan assets	**56.2**	81.8
Employer contributions	**48.1**	59.5
Benefits paid	**(14.4)**	(16.5)
Fair value of plan assets at end of year	**$790.1**	$678.0
Change in benefit obligation:		
Benefit obligation at beginning of year	**$636.7**	$593.4
Acquisitions	**26.4**	—
Service cost	**30.6**	23.0
Interest cost	**39.0**	33.7
Actuarial and other losses	**68.8**	3.1
Benefits paid	**(14.4)**	(16.5)
Projected benefit obligation at end of year	**$787.1**	$636.7
Funded status—plan assets less benefit obligations	**$3.0**	$ 41.3
Unrecognized net actuarial loss due to different experience than assumed	**296.2**	240.7
Prepaid pension cost	**$299.2**	$282.0

The accumulated benefit obligation for all defined benefit pension plans was $778.9 million and $629.0 million at June 30, 2005 and 2004, respectively. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $109.9 million, $104.6 million and $49.7 million, respectively, as of June 30, 2005, and $70.1 million, $65.0 million and $22.8 million, respectively, as of June 30, 2004.

The components of net pension expense were as follows:

Years Ended June 30,	**2005**	2004	2003
Service cost—benefits earned during the period	**$ 30.6**	$ 23.0	$ 25.6
Interest cost on projected benefits	**39.0**	33.7	31.2
Expected return on plan assets	**(54.0)**	(50.5)	(50.5)
Net amortization and deferral	**11.1**	10.2	1.1
	$ 26.7	$ 16.4	$ 7.4

Assumptions used to determine the actuarial present value of benefit obligations generally were:

Years Ended June 30,	**2005**	2004
Discount rate	**5.25%**	6.00%
Increase in compensation levels	**6.00%**	6.00%

Assumptions used to determine the net pension expense generally were:

Years Ended June 30,	**2005**	2004
Discount rate	**6.00%**	5.75%
Expected long-term rate of return on assets	**7.25%**	7.25%
Increase in compensation levels	**6.00%**	6.00%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The long-term expected rate of return on assets assumption is 7.25%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' weighted average asset allocations at June 30, 2005 and 2004, by asset category were as follows:

	2005	2004
United States Fixed Income Securities	**35%**	31%
United States Equity Securities	**48%**	54%
International Equity Securities	**17%**	15%
Total	**100%**	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities including large capitalization and small capitalization U.S. equities, international equities, and U.S. fixed income securities and cash.

The target asset allocation ranges are as follows:

United States Fixed Income Securities	30–40%
United States Equity Securities	45–55%
International Equity Securities	12–20%
Total Equities	60–70%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Contributions

The minimum required contributions to the Company's pension plans is $3.0 million in fiscal 2006; however, the Company expects to contribute approximately $25.0 million.

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2006 to 2010 are $21.0 million, $25.8 million, $26.8 million, $33.8 million and $30.8 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2011 to 2015 are $324.8 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2005 and include estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $40.2 million, $34.6 million and $33.9 million for calendar years ending December 31, 2004, 2003 and 2002, respectively.

NOTE 13. INCOME TAXES

Earnings before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years Ended June 30,	2005	2004	2003
Earnings before income taxes:			
United States	**$1,438.3**	$1,307.5	$1,474.9
Foreign	**239.6**	187.0	170.3
	$1,677.9	$1,494.5	$1,645.2

The provision for income taxes consists of the following components:

Years Ended June 30,	2005	2004	2003
Current:			
Federal	**$468.8**	$350.3	$496.9
Foreign	**87.2**	78.4	84.2
State	**47.6**	21.1	61.7
Total current	**603.6**	449.8	642.8
Deferred:			
Federal	**16.0**	100.1	0.4
Foreign	**1.0**	(13.7)	(16.4)
State	**1.9**	22.7	0.2
Total deferred	**18.9**	109.1	(15.8)
Total provision	**$622.5**	$558.9	$627.0

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years Ended June 30,	2005	%	2004	%	2003	%
Provision for taxes						
at U.S. statutory rate	**$587.3**	**35.0**	$523.1	35.0	$575.8	35.0
Increase (decrease)						
in provision from:						
State taxes, net						
of federal tax benefit	**32.2**	**1.9**	28.5	1.9	40.2	2.4
Other	**3.0**	**0.2**	7.3	0.5	11.0	0.7
	$622.5	**37.1**	$558.9	37.4	$627.0	38.1

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

June 30,	2005	2004
Deferred tax assets:		
Accrued expenses not currently deductible	**$221.0**	$190.6
Net operating losses	**34.1**	45.9
Other	**12.8**	30.1
	267.9	266.6
Less: Valuation allowances	**(32.5)**	(25.9)
Deferred tax assets — net	**$235.4**	$240.7
Deferred tax liabilities:		
Unrealized investment gains, net	**$ 12.2**	$ 22.4
Accrued retirement benefits	**114.3**	112.3
Depreciation and amortization	**299.7**	275.8
Other	**45.1**	47.3
Deferred tax liabilities	**$471.3**	$457.8
Net deferred tax liabilities	**$235.9**	$217.1

There are $72.5 million and $84.0 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2005 and 2004, respectively. There are $1.4 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2005. There are $19.3 million and $17.3 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2005 and 2004, respectively.

Income taxes have not been provided on undistributed earnings of foreign subsidiaries as the Company considers such earnings to be permanently reinvested as of June 30, 2005 and 2004.

The Company has estimated domestic and foreign net operating loss carry forwards of approximately $17.5 million and $76.5 million, respectively, at June 30, 2005.

The Company has recorded valuation allowances of $32.5 million and $25.9 million at June 30, 2005 and 2004, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $2.1 million and $3.4 million at June 30, 2005 and 2004, respectively, relate to net deferred tax assets which were recorded in purchase accounting. Any recognition of such amounts in future years will be a reduction to goodwill.

Income tax payments were approximately $490.1 million, $539.1 million and $686.3 million for fiscal 2005, 2004 and 2003, respectively.

On October 22, 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA includes a deduction of 85% of certain foreign earnings that are repatriated, as defined in the AJCA. The Company may elect to apply this provision to qualifying earnings repatriations in fiscal 2006. The Company is continuing to evaluate the effects of the repatriation provision. The range of possible amounts that the Company could repatriate under this provision is between zero and $500 million. The related potential range of income tax is between zero and $35 million.

The Company is routinely examined by the Internal Revenue Service (the "IRS") and tax authorities in countries in which it conducts business, as well as states in which it has significant business operations. The tax years under examination vary by jurisdiction. The Company expects an IRS examination for fiscal 1998 through fiscal 2002 to be substantially completed in fiscal 2006. The Company also expects several state examinations to be completed in fiscal 2006. The Company regularly considers the likelihood of assessments in each of the jurisdictions resulting from examinations. The Company has established tax reserves which it believes are adequate in relation to the potential assessments. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters should not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

NOTE 14. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $321.8 million, $317.5 million and $319.2 million in fiscal 2005, 2004 and 2003, respectively, with minimum commitments at June 30, 2005 as follows:

Years Ending June 30,	
2006	285.8
2007	226.8
2008	181.8
2009	137.1
2010	108.5
Thereafter	144.1
	$1,084.1

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2005, the Company has purchase commitments of approximately $205.5 million relating to software and equipment purchases and maintenance contracts, of which $134.3 million relates to fiscal 2006, $43.7 million relates to fiscal 2007 and the remaining $27.5 million relates to fiscal 2008 through fiscal 2010.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Historically, there have been no material losses related to such guarantees. The Company also has provisions within certain contracts that require the Company to make future payments if specific conditions occur. The maximum potential payments under these contracts are not material to the consolidated financial statements.

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the Company believes that it is unlikely that the Company will be required to make payments under these arrangements. Accordingly, no contingent liability is recorded in the consolidated financial statements for these arrangements.

NOTE 15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the balance sheet in stockholders' equity. Other comprehensive income (loss) was $33.5 million, $(178.3) million and $277.1 million in fiscal 2005, 2004 and 2003, respectively. The accumulated balances for each component of other comprehensive income (loss) are as follows:

June 30,	**2005**	2004	2003
Currency translation adjustments	**$ 0.1**	$(52.4)	$ (69.5)
Unrealized gain on available-for-sale securities, net of tax	**20.7**	37.5	233.8
Minimum pension liability adjustment, net of tax	**(6.8)**	(4.6)	(5.5)
Accumulated other comprehensive income (loss)	**$14.0**	$(19.5)	$158.8

NOTE 16. FINANCIAL DATA BY SEGMENT

The Company manages its business operations through strategic business units and provides technology-based outsourcing solutions to employers, the brokerage and financial services community, vehicle retailers and manufacturers, and the property and casualty insurance, auto collision repair and auto recycling industries. Based upon similar economic characteristics and operational characteristics, the Company's strategic business units are aggregated into the following four reportable segments: Employer Services, Brokerage Services, Dealer Services, and Securities Clearing and Outsourcing Services. The primary components of "Other" are Claims Services, miscellaneous processing services, and corporate allocations and expenses. The Company evaluates the performance of its reportable segments based on operating results before interest on corporate funds, foreign currency gains and losses, and income taxes. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2004 and 2003 reportable segments' revenues and earnings before income taxes have been adjusted to reflect updated fiscal 2005 budgeted foreign exchange rates. In addition, Employer Services' fiscal 2003 revenues and earnings before income taxes were adjusted to include interest income earned on funds held for clients at a standard rate of 4.5%. Prior to fiscal 2004, Employer Services was credited with interest earned on client funds at 6.0%. Given the decline in interest rates, the standard rate was changed to 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are eliminated in consolidation and as such represent reconciling items to earnings before income taxes. Reportable segments' assets include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

	Employer Services	Brokerage Services	Dealer Services	Securities Clearing and Outsourcing Services	Other	Reconciling Items: Foreign Exchange	Reconciling Items: Client Fund Interest	Reconciling Items: Cost of Capital Charge	Total
Year ended June 30, 2005									
Revenues	**$ 5,199.9**	**$1,749.8**	**$979.8**	**$ 61.5**	**$ 481.8**	**$152.7**	**$(126.4)**	**—**	**$ 8,499.1**
Earnings before income taxes	**$ 1,143.8**	**$ 294.3**	**$142.8**	**$ (23.6)**	**$ 73.1**	**$ 29.4**	**$(126.4)**	**$ 144.5**	**$ 1,677.9**
Assets	**$19,483.3**	**$ 668.2**	**$486.3**	**$1,248.3**	**$5,729.3**	**—**	**—**	**—**	**$27,615.4**
Capital expenditures	**$ 104.8**	**$ 34.0**	**$ 34.7**	**$ —**	**$ 29.3**	**—**	**—**	**—**	**$ 202.8**
Depreciation and amortization	**$ 251.0**	**$ 76.3**	**$ 57.9**	**$ 9.5**	**$ 54.2**	**—**	**—**	**$(144.5)**	**$ 304.4**
Year ended June 30, 2004									
Revenues	$ 4,812.9	$1,666.0	$889.8	—	$ 477.5	$ 49.2	$(140.5)	—	$ 7,754.9
Earnings before income taxes	$ 994.1	$ 244.6	$143.4	—	$ 111.4	$ 7.2	$(140.5)	$ 134.3	$ 1,494.5
Assets	$14,406.8	$ 610.7	$434.0	—	$5,669.1	—	—	—	$21,120.6
Capital expenditures	$ 95.7	$ 36.4	$ 33.9	—	$ 38.1	—	—	—	$ 204.1
Depreciation and amortization	$ 246.2	$ 85.7	$ 50.5	—	$ 58.7	—	—	$(134.3)	$ 306.8
Year ended June 30, 2003									
Revenues	$ 4,393.6	$1,611.9	$814.1	—	$ 461.9	$ (93.3)	$ (41.2)	—	$ 7,147.0
Earnings before income taxes	$ 1,070.0	$ 232.0	$135.7	—	$ 153.8	$ (14.1)	$ (41.2)	$ 109.0	$ 1,645.2
Assets	$13,255.5	$ 556.3	$350.6	—	$5,671.3	—	—	—	$19,833.7
Capital expenditures	$ 63.9	$ 23.8	$ 26.2	—	$ 19.9	—	—	—	$ 133.8
Depreciation and amortization	$ 191.0	$ 94.9	$ 49.8	—	$ 48.0	—	—	$(109.0)	$ 274.7

Revenues and assets by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2005					
Revenues	**$ 7,000.9**	**$ 988.9**	**$ 413.1**	**$ 96.2**	**$ 8,499.1**
Assets	**$23,936.4**	**$1,765.2**	**$1,731.3**	**$182.5**	**$27,615.4**
Year ended June 30, 2004					
Revenues	$ 6,449.3	$ 880.5	$ 354.5	$ 70.6	$ 7,754.9
Assets	$17,591.1	$1,661.7	$1,719.4	$148.4	$21,120.6
Year ended June 30, 2003					
Revenues	$ 6,016.1	$ 774.8	$ 292.1	$ 64.0	$ 7,147.0
Assets	$16,840.8	$1,475.4	$1,391.2	$126.3	$19,833.7

NOTE 17. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of operations for the two fiscal years ended June 30, 2005 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2005				
Revenues	**$1,854.7**	**$1,993.6**	**$2,349.0**	**$2,301.8**
Net earnings	**$ 208.2**	**$ 250.1**	**$ 338.4**	**$ 258.7**
Basic earnings per share	**$ .36**	**$ .43**	**$ .58**	**$ .44**
Diluted earnings per share	**$ .35**	**$ .42**	**$ .57**	**$ .44**
Year ended June 30, 2004				
Revenues	$1,720.3	$1,827.4	$2,121.4	$2,085.8
Net earnings	$ 194.9	$ 228.6	$ 300.2	$ 211.9
Basic earnings per share	$ .33	$ .39	$ .51	$ .36
Diluted earnings per share	$ .32	$ .38	$ .50	$ .36

Management Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2005 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2005.

Management has excluded from its assessment of internal control over financial reporting at June 30, 2005 its subsidiary, ADP Clearing and Outsourcing Services, Inc., which holds all the assets of the Securities Clearing and Outsourcing Services segment that was formed as a result of an acquisition on November 1, 2004. ADP Clearing and Outsourcing Services, Inc. represents 1% and 5% of ADP's consolidated total revenues and consolidated total assets, respectively, for the year ended June 30, 2005.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of the internal control over financial reporting, which attestation report appears herein.

Arthur F. Weinbach
Chairman and Chief Executive Officer

Karen E. Dykstra
Chief Financial Officer

Roseland, New Jersey
August 17, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries ("the Company") as of June 30, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries at June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 17, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

New York, New York
August 17, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Automatic Data Processing, Inc. and subsidiaries (the "Company" or "ADP") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting of the business of ADP Clearing and Outsourcing Services, Inc., which business was acquired on November 1, 2004 and whose financial statements reflect total assets and revenues constituting 5 and 1 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2005. Accordingly, our audit did not include the internal control over financial reporting at ADP Clearing and Outsourcing Services, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2005 of the Company, and our report dated August 17, 2005 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

New York, New York
August 17, 2005

DIRECTORS

Gregory D. Brenneman [1]*, [2], [3]
Chairman and CEO, Burger King Corporation
Chairman, ADP Compensation Committee

Leslie A. Brun [2], [3], [4]
Founder and Chairman Emeritus, Hamilton Lane
Chairman, ADP Nominating/Corporate Governance Committee

Gary C. Butler
President and Chief Operating Officer

Leon G. Cooperman [1]*, [3], [4]
Chairman and Chief Executive Officer, Omega Advisors, Inc.
Chairman, ADP Audit Committee

R. Glenn Hubbard [1]*, [4]
Dean of The Graduate School of Business at Columbia University

John P. Jones [2]
Chairman and Chief Executive Officer, Air Products and Chemicals, Inc.

Ann Dibble Jordan [1], [4]
Consultant
Member of various boards

Harvey M. Krueger [3]
Vice Chairman, Lehman Brothers
Chairman, ADP Executive Committee

Frederic V. Malek [2], [4]
Chairman, Thayer Capital Partners

Henry Taub [3]
Honorary Chairman of the Board

Arthur F. Weinbach [3]
Chairman and Chief Executive Officer

(1) Audit Committee
  * a designated "audit committee financial expert"
(2) Compensation Committee
(3) Executive Committee
(4) Nominating/Corporate Governance Committee

CORPORATE OFFICERS

Arthur F. Weinbach
Chairman and Chief Executive Officer

Gary C. Butler
President and Chief Operating Officer

Karen E. Dykstra
Chief Financial Officer

Group Presidents

Richard J. Daly
John Hogan
S. Michael Martone

Corporate Vice Presidents

Steven J. Anenen
James B. Benson
Richard C. Berke
Janice M. Colby
Raymond L. Colotti
Vincent R. Coppola
John J. Gleason
Campbell B. Langdon
Regina Lee
Jay C. Rising
Carlos Rodriguez
Michael P. Rooney
Robert Schifellite
Alan Sheiness
Jan Siegmund
Dan Sheldon
George I. Stoeckert
Thomas J. Tremba

Staff Vice Presidents

Stephen A. Doherty
Steven J. Kyono
Gary E. Tarino
Daniel A. Zaccardo

CORPORATE HEADQUARTERS

Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068-1728
973.974.5000

STOCK TRANSFER AGENT AND REGISTRAR

Mellon Investor Services, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder-related services.

You may contact Mellon Investor Services by regular mail at P.O. Box 3315, South Hackensack, New Jersey 07606-1915, or by registered or overnight mail at 480 Washington Boulevard, Jersey City, New Jersey 07310.

You may call Mellon Investor Services at the following numbers:
888.414.6896 (US and Canada)
201.329.8660 (International)
201.329.8354 (TDD for hearing impaired)

Automated telephone support services are available 24 hours per day 7 days per week. Mellon customer service representatives are available from 9:00 a.m. to 7:00 p.m. (Eastern) Monday through Friday.

When calling, please have your social security number or taxpayer identification number available, and please identify yourself as an ADP stockholder. You will also need to furnish them with the name in which your account is being maintained.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP

CORPORATE GOVERNANCE

Visit ADP's Web site, at www.adp.com, to see its key corporate governance documents, including its Corporate Philosophy, Code of Business Conduct & Ethics, Code of Ethics for Principal Executive Officer and Senior Financial Officers, Corporate Governance Principles, Audit Committee Charter, Compensation Committee Charter, Nominating/Corporate Governance Committee Charter and Executive Committee Charter.

ANNUAL REPORT, FORM 10-K AND OTHER REPORTS AND FILINGS

This 2005 Annual Report is also available online under "Investor Information" on ADP's Web site at www.adp.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement, statements of change in beneficial ownership and other SEC filings, and amendments to those reports, statements and filings, are available, without charge, on ADP's Web site as soon as reasonably practicable after they are filed or furnished electronically with the SEC. Copies also are available, without charge, from ADP Investor Relations at: One ADP Boulevard, Roseland, New Jersey 07068-1728. Phone: 973.974.5858.

Our Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the U.S. Securities and Exchange Commission in our annual report on Form 10-K. In addition, our Chief Executive Officer has certified to the NYSE that he is not aware of any violation by us of the NYSE corporate governance listing standards.

ADP COMMON STOCK

The shares of ADP Common Stock are listed on the New York Stock Exchange with the symbol ADP. As of August 17, 2005, there were 40,337 registered holders of ADP's Common Stock.

PRODUCT INFORMATION

For information about ADP's products and services, visit us at www.adp.com.

CONTACT ADP'S AUDIT COMMITTEE OR BOARD OF DIRECTORS

To report complaints about ADP's accounting, internal accounting controls or auditing matters, or other concerns, to the Audit Committee or the non-management members of the Board of Directors, send a detailed note, with relevant documents, to P.O. Box 34, Roseland, New Jersey 07068, leave a message for a return call at 973.974.5770 or send an e-mail to adp_audit_committee@adp.com.

ANNUAL MEETING

This year's stockholders' meeting will be held at Automatic Data Processing, Inc., One ADP Boulevard, Roseland, New Jersey, on November 8, 2005 at 10:00 a.m. A notice of the meeting, proxy statement, and proxy voting card will be mailed to stockholders starting on or about September 21, 2005.

Art: Page 4: William Taufic, Pages 8/9: Joel Spector, Pages 12/13: H.C. Hannah, Page 14: Adam Gustavson, Page 15: Pierre LeTan

This Report is printed on 30 percent post-consumer waste, acid-free paper.



AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard
Roseland, NJ 07068-1728
973.974.5000

www.adp.com